FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended June 30, 2015 and
Report on Review of Interim
Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Directors and Officers of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2015, which comprises the balance sheet as of June 30, 2015 and the related statements of profit or loss and of comprehensive income for the three- and six-month periods then ended, and the statements of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express an opinion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Emphasis of matter

On July 28, 2015, we issued an unqualified review report on the Company’s individual and consolidated interim financial information for the quarter ended June 30, 2015, which is being restated. We draw attention to note 1.1 to the interim financial information, which describes that this interim financial information was amended and is being restated to reflect the adjustments identified after the completion of the investigation on indirect subsidiary Cnova Comércio Eletrônico S.A. Our conclusion remains unqualified, since the interim financial information were adjusted retrospectively.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the six-month period ended June 30, 2015, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information under International Financial Reporting Standards - IFRSs, which do not require the presentation of a DVA. These statements, which were amended and are being restated to reflect the adjustments described in note 1.1 to the interim financial information, were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2016

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Company Information
Capital Composition	2
Cash Dividends	3
Individual Interim Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2015 to 6/30/2015	9
1/1/2014 to 6/30/2014	10
Statement of Value Added	11
Consolidated Interim Financial Information
Balance Sheet – Assets	12
Balance Sheet – Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2015 to 6/30/2015	17
1/1/2014 to 6/30/2014	18
Statement of Value Added	19
Notes to the Interim Financial Information	20
Other information deemed as relevant by the Company	85

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 06/30/2015
Share Capital
Common	99,680
Preferred	165,982
Total	265,662
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Commom	-	0.68899
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Preferred	-	0.75789
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Commom	-	0.13636
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Preferred	-	0.15000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
1	Total Assets	21,059,000	23,123,000
1.01	Current Assets	3,928,000	6,118,000
1.01.01	Cash and Cash Equivalents	1,022,000	2,923,000
1.01.03	Accounts Receivable	268,000	380,000
1.01.03.01	Trade Receivables	175,000	305,000
1.01.03.02	Other Receivables	93,000	75,000
1.01.04	Inventories	2,295,000	2,487,000
1.01.06	Recoverable Taxes	132,000	105,000
1.01.07	Prepaid Expenses	89,000	41,000
1.01.08	Other Current Assets	122,000	182,000
1.02	Noncurrent Assets	17,131,000	17,005,000
1.02.01	Long-term Assets	1,610,000	1,373,000
1.02.01.03	Accounts Receivable	74,000	82,000
1.02.01.03.02	Other Receivables	74,000	82,000
1.02.01.06	Deferred Taxes	28,000	56,000
1.02.01.07	Prepaid Expenses	22,000	25,000
1.02.01.08	Receivables from Related Parties	518,000	398,000
1.02.01.09	Other Noncurrent Assets	968,000	812,000
1.02.01.09.04	Recoverable Taxes	501,000	392,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	467,000	420,000
1.02.02	Investments	8,077,000	8,312,000
1.02.02.01	Investments in Associates and Subsidiaries	8,053,000	8,288,000
1.02.02.01.01	Investments in Associates	4,000	-
1.02.02.01.02	Investments in Subsidiaries	8,049,000	8,288,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,230,000	6,125,000
1.02.04	Intangible Assets	1,214,000	1,195,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
2	Total Liabilities	21,059,000	23,123,000
2.01	Current Liabilities	6,495,000	8,825,000
2.01.01	Payroll and Related Taxes	309,000	335,000
2.01.02	Trade Payables	2,314,000	3,180,000
2.01.03	Taxes and Contributions Payable	131,000	183,000
2.01.04	Borrowings and Financing	1,656,000	2,895,000
2.01.05	Other Liabilities	2,079,000	2,231,000
2.01.05.01	Payables to Related Parties	1,771,000	1,751,000
2.01.05.02	Other	308,000	480,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,000	194,000
2.01.05.02.04	Utilities	2,000	2,000
2.01.05.02.05	Rent Payable	48,000	52,000
2.01.05.02.06	Advertisement Payable	33,000	39,000
2.01.05.02.07	Pass-through to Third Parties	8,000	8,000
2.01.05.02.08	Financing Related to Acquisition of Assets	62,000	80,000
2.01.05.02.09	Deferred Revenue	34,000	4,000
2.01.05.02.12	Other Accounts Payable	84,000	66,000
2.01.05.02.13	Loyalty Program	36,000	35,000
2.01.06	Provisions	6,000	1,000
2.02	Noncurrent Liabilities	3,861,000	3,821,000
2.02.01	Borrowings and Financing	2,721,000	2,631,000
2.02.02	Other Liabilities	607,000	642,000
2.02.02.02	Other	607,000	642,000
2.02.02.02.03	Taxes Payable in Installments	587,000	617,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.07	Other Accounts Payable	16,000	17,000
2.02.04	Provision for risks	497,000	483,000
2.02.06	Deferred Revenue	36,000	65,000
2.03	Shareholders’ Equity	10,703,000	10,477,000
2.03.01	Share Capital	6,805,000	6,792,000
2.03.02	Capital Reserves	291,000	282,000
2.03.02.04	Options Granted	284,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,398,000	3,402,000
2.03.04.01	Legal Reserve	413,000	413,000
2.03.04.05	Earnings Retention Reserve	258,000	1,747,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with non-controlling interests	103,000	107,000
2.03.05	Retained Earnings/ Accumulated Losses	220,000	-
2.03.07	Cumulative Translation Adjustment	(9,000)	-
2.03.08	Other Comprehensive Income	(2,000)	1,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
3.01	Net Sales of Goods and/or Services	5,471,000	10,985,000	5,453,000	10,853,000
3.02	Cost of Goods Sold and/or Services Sold	(3,955,000)	(8,027,000)	(3,982,000)	(7,955,000)
3.03	Gross Profit	1,516,000	2,958,000	1,471,000	2,898,000
3.04	Operating Income/Expenses	(1,253,000)	(2,319,000)	(1,055,000)	(2,110,000)
3.04.01	Selling Expenses	(1,000,000)	(1,943,000)	(896,000)	(1,748,000)
3.04.02	General and Administrative Expenses	(105,000)	(234,000)	(121,000)	(257,000)
3.04.05	Other Operating Expenses	(187,000)	(330,000)	(147,000)	(284,000)
3.04.05.01	Depreciation/Amortization	(119,000)	(236,000)	(106,000)	(212,000)
3.04.05.02	Gain (Loss) on Disposal of Fixed Assets	(14,000)	(14,000)	(10,000)	(10,000)
3.04.05.03	Other Operating Expenses	(54,000)	(80,000)	(31,000)	(62,000)
3.04.06	Share of Profit of Subsidiaries and Associates	39,000	188,000	109,000	179,000
3.05	Profit before Financial Income (Expenses) and Taxes	263,000	639,000	416,000	788,000
3.06	Financial Income (Expenses)	(184,000)	(352,000)	(143,000)	(278,000)
3.07	Profit Before Income Tax and Social Contribution	79,000	287,000	273,000	510,000
3.08	Income Tax and Social Contribution	(13,000)	(29,000)	(44,000)	(90,000)
3.08.01	Current	(1,000)	(1,000)	(57,000)	(101,000)
3.08.02	Deferred	(12,000)	(28,000)	13,000	11,000
3.09	Net Income from Continued Operations	66,000	258,000	229,000	420,000
3.11	Net Income for the Period	66,000	258,000	229,000	420,000
3.99	Earnings per Share (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.23283	0.91444	0.81237	1.49051
3.99.01.02	Preferred	0.25611	1.00589	0.89361	1.63956
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.23338	0.91444	0.81135	1.48948
3.99.02.02	Preferred	0.25583	1.00379	0.89177	1.63594

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
4.01	Net income for the Period	66,000	258,000	229,000	420,000
4.02	Other Comprehensive Income	(6,000)	(12,000)	-	-
4.02.01	Accumulative Translation Adjustment for the Period	(5,000)	(11,000)	-	-
4.02.02	Defined benefit contribution plan	(1,000)	(1,000)	-	-
4.03	Total Comprehensive Income for the Period	60,000	246,000	229,000	420,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/01/2014 to 06/30/2014
6.01	Net Cash Provided by Operating Activities	218,000	(470,000)
6.01.01	Cash Provided by the Operations	757,000	847,000
6.01.01.01	Net Income for the Period	258,000	420,000
6.01.01.02	Deferred Income and Social Contribution Taxes	28,000	(11,000)
6.01.01.03	Gain on Disposal of Fixed Assets	14,000	10,000
6.01.01.04	Depreciation/Amortization	260,000	231,000
6.01.01.05	Interest and Inflation Adjustments	359,000	330,000
6.01.01.06	Adjustment to Present Value	2,000	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(188,000)	(179,000)
6.01.01.08	Provision for Risks (note 23)	(5,000)	24,000
6.01.01.10	Share-based Payment	9,000	24,000
6.01.01.11	Allowance for Doubtful Accounts (note 8)	-	(3,000)
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	(2,000)	7,000
6.01.01.14	Deferred Revenue (note 25)	(20,000)	(6,000)
6.01.01.16	Other Operating Expenses	42,000	-
6.01.02	Changes in Assets and Liabilities	(539,000)	(1,317,000)
6.01.02.01	Accounts Receivable	130,000	138,000
6.01.02.02	Inventories	194,000	(61,000)
6.01.02.03	Recoverable Taxes	(122,000)	33,000
6.01.02.04	Other Assets	5,000	(62,000)
6.01.02.05	Related Parties	(159,000)	(294,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(33,000)	4,000
6.01.02.07	Trade Payables	(866,000)	(715,000)
6.01.02.08	Payroll and Related Taxes	(29,000)	(63,000)
6.01.02.09	Taxes and Social Contributions Payable	(107,000)	(208,000)
6.01.02.10	Legal claims	(12,000)	(14,000)
6.01.02.11	Other Payables	23,000	(105,000)
6.01.02.12	Deferred Revenue	21,000	30,000
6.01.02.13	Received Dividends	416,000	-
6.02	Net Cash Provided by (Used in) Investing Activities	(405,000)	(203,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(344,000)	(177,000)
6.02.03	Increase in Intangible Assets (note 16)	(71,000)	(32,000)
6.02.04	Sales of Property and Equipment	10,000	6,000
6.03	Net Cash Provided by (Used in) Financing Activities	(1,714,000)	(1,310,000)
6.03.01	Capital Increase/Decrease	13,000	22,000
6.03.02	Borrowings	215,000	330,000
6.03.03	Payments of Borrowings and Financing (note 18)	(1,706,000)	(1,469,000)
6.03.05	Payment of Dividends	(232,000)	(186,000)
6.03.08	Transactions with Non-controlling Interest	(4,000)	(7,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,901,000)	(1,983,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,923,000	2,851,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,022,000	868,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 06/30/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.04	Capital Transactions with Shareholders	13,000	9,000	-	(38,000)	-	(16,000)
5.04.01	Capital Increases	13,000	-	-	-	-	13,000
5.04.03	Options Granted	-	6,000	-	-	-	6,000
5.04.06	Dividends	-	-	-	(38,000)	-	(38,000)
5.04.08	Options Granted recognized in subsidiaries	-	3,000	-	-	-	3,000
5.05	Total Comprehensive Income	-	-	-	258,000	(12,000)	246,000
5.05.01	Net Income for the Period	-	-	-	258,000	-	258,000
5.05.02	Other Comprehensive Income	-	-	-	-	(12,000)	(12,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(11,000)	(11,000)
5.05.02.06	Defined benefit plan	-	-	-	-	(1,000)	(1,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)
5.06.04	Transactions with Non-controlling Interests	-	-	(4,000)	-	-	(4,000)
5.07	Closing Balance	6,805,000	291,000	3,398,000	220,000	(11,000)	10,703,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other compreehensive Income	Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000
5.04	Capital Transactions with Shareholders	22,000	24,000	-	(36,000)	-	10,000
5.04.01	Capital Increases	22,000	-	-	-	-	22,000
5.04.03	Options Granted	-	24,000	-	-	-	24,000
5.04.06	Dividends	-	-	-	(36,000)	-	(36,000)
5.05	Total Comprehensive Income	-	-	-	420,000	-	420,000
5.05.01	Net Income for the Period	-	-	-	420,000	-	420,000
5.06	Internal Changes of Shareholders’ Equity	-	-	(3,000)	-	-	(3,000)
5.06.04	Transactions with Non-controlling Interests	-	-	(3,000)	-	-	(3,000)
5.07	Closing Balance	6,786,000	257,000	2,399,000	384,000	-	9,826,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/01/2014 to 06/30/2014
7.01	Revenues	11,900,000	11,807,000
7.01.01	Sales of Goods, Products and Services	11,898,000	11,779,000
7.01.02	Other Revenues	2,000	25,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-	3,000
7.02	Products Acquired from Third Parties	(9,225,000)	(9,186,000)
7.02.01	Costs of Products, Goods and Services Sold	(8,155,000)	(8,209,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,070,000)	(977,000)
7.03	Gross Value Added	2,675,000	2,621,000
7.04	Retention	(260,000)	(231,000)
7.04.01	Depreciation and Amortization	(260,000)	(231,000)
7.05	Net Value Added Produced	2,415,000	2,390,000
7.06	Value Added Received in Transfer	320,000	283,000
7.06.01	Share of Profit of Subsidiaries and Associates	188,000	179,000
7.06.02	Financial Revenue	132,000	104,000
7.07	Total Value Added to Distribute	2,735,000	2,673,000
7.08	Distribution of Value Added	2,735,000	2,673,000
7.08.01	Personnel	1,279,000	1,142,000
7.08.01.01	Direct Compensation	868,000	774,000
7.08.01.02	Benefits	279,000	241,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	73,000	72,000
7.08.01.04	Other	59,000	55,000
7.08.02	Taxes, Fees and Contributions	456,000	496,000
7.08.02.01	Federal	290,000	380,000
7.08.02.02	State	108,000	86,000
7.08.02.03	Municipal	58,000	30,000
7.08.03	Value Distributed to Providers of Capital	742,000	615,000
7.08.03.01	Interest	484,000	382,000
7.08.03.02	Rentals	258,000	233,000
7.08.04	Value Distributed to Shareholders	258,000	420,000
7.08.04.02	Dividends	38,000	36,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	220,000	384,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
1	Total Assets	41,465,000	45,345,000
1.01	Current Assets	19,375,000	24,021,000
1.01.01	Cash and Cash Equivalents	6,811,000	11,149,000
1.01.03	Accounts Receivable	2,939,000	3,434,000
1.01.03.01	Trade Receivables	2,636,000	3,176,000
1.01.03.02	Other Receivables	303,000	258,000
1.01.04	Inventories	8,212,000	8,364,000
1.01.06	Recoverable Taxes	987,000	807,000
1.01.07	Prepaid Expenses	255,000	130,000
1.01.08	Other Current Assets	171,000	137,000
1.02	Noncurrent Assets	22,090,000	21,324,000
1.02.01	Long-term Assets	5,048,000	4,751,000
1.02.01.03	Accounts Receivable	704,000	741,000
1.02.01.03.01	Trade Receivables	78,000	105,000
1.02.01.03.02	Other Receivables	626,000	636,000
1.02.01.04	Inventories	-	172,000
1.02.01.06	Deferred Taxes	500,000	491,000
1.02.01.07	Prepaid Expenses	35,000	37,000
1.02.01.08	Receivables from Related Parties	357,000	313,000
1.02.01.09	Other Noncurrent Assets	3,452,000	2,997,000
1.02.01.09.04	Recoverable Taxes	2,507,000	2,140,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	945,000	857,000
1.02.02	Investments	482,000	426,000
1.02.02.01	Investments in Associates	457,000	401,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,023,000	9,699,000
1.02.04	Intangible Assets	6,537,000	6,448,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
2	Total Liabilities	41,465,000	45,345,000
2.01	Current Liabilities	19,312,000	23,981,000
2.01.01	Payroll and Related Taxes	805,000	864,000
2.01.02	Trade Payables	10,291,000	13,393,000
2.01.03	Taxes and Contributions Payable	684,000	867,000
2.01.04	Borrowings and Financing	4,773,000	6,594,000
2.01.05	Other Liabilities	2,751,000	2,262,000
2.01.05.01	Payables to Related Parties	1,286,000	261,000
2.01.05.02	Other	1,465,000	2,001,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,000	321,000
2.01.05.02.04	Utilities	11,000	10,000
2.01.05.02.05	Rent Payable	92,000	115,000
2.01.05.02.06	Advertisement Payable	78,000	94,000
2.01.05.02.07	Pass-through to Third Parties	283,000	429,000
2.01.05.02.08	Financing Related to Acquisition of Assets	72,000	99,000
2.01.05.02.09	Deferred revenue	309,000	212,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	77,000	73,000
2.01.05.02.12	Other Payables	502,000	610,000
2.01.05.02.13	Loyalty Program	40,000	38,000
2.01.06	Provisions	8,000	1,000
2.02	Noncurrent Liabilities	7,767,000	7,170,000
2.02.01	Borrowings and Financing	3,849,000	3,134,000
2.02.02	Other Liabilities	704,000	725,000
2.02.02.02	Other	704,000	725,000
2.02.02.02.03	Taxes Payable in Installments	587,000	617,000
2.02.02.02.04	Payables Related to Acquisition of Companies	62,000	57,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.06	Pension Plan	11,000	7,000
2.02.02.02.07	Other Payables	40,000	36,000
2.02.03	Deferred Taxes	1,214,000	1,133,000
2.02.04	Provision for risks	1,310,000	1,344,000
2.02.06	Deferred revenue	690,000	834,000
2.03	Consolidated Shareholders’ Equity	14,386,000	14,194,000
2.03.01	Share Capital	6,805,000	6,792,000
2.03.02	Capital Reserves	291,000	282,000
2.03.02.04	Options Granted	284,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,398,000	3,402,000
2.03.04.01	Legal Reserve	413,000	413,000
2.03.04.05	Earnings Retention Reserve	258,000	1,747,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with Non-Controlling interests	103,000	107,000
2.03.05	Retained Earnings/ Accumulated Losses	220,000	-
2.03.07	Cumulative Translation Adjustment	(9,000)	-
2.03.08	Other Comprehensive Income	(2,000)	1,000
2.03.09	Non-controlling Interests	3,683,000	3,717,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
3.01	Net Sales from Goods and/or Services	16,113,000	33,327,000	15,189,000	30,142,000
3.02	Cost of Goods Sold and/or Services Sold	(12,248,000)	(25,324,000)	(11,292,000)	(22,558,000)
3.03	Gross Profit	3,865,000	8,003,000	3,897,000	7,584,000
3.04	Operating Income/Expenses	(3,458,000)	(6,909,000)	(3,071,000)	(6,000,000)
3.04.01	Selling Expenses	(2,770,000)	(5,491,000)	(2,519,000)	(4,903,000)
3.04.02	General and Administrative Expenses	(397,000)	(858,000)	(323,000)	(671,000)
3.04.05	Other Operating Expenses	(325,000)	(622,000)	(256,000)	(475,000)
3.04.05.01	Depreciation/Amortization	(240,000)	(469,000)	(192,000)	(383,000)
3.04.05.02	Income Related to Fixed Assets	(38,000)	(38,000)	(24,000)	(24,000)
3.04.05.03	Other Operating Expenses	(47,000)	(115,000)	(40,000)	(68,000)
3.04.06	Share of Profit of Subsidiaries and Associates	34,000	62,000	27,000	49,000
3.05	Profit before Financial Income (Expenses) and Taxes	407,000	1,094,000	826,000	1,584,000
3.06	Financial Income (Expenses), Net	(417,000)	(699,000)	(361,000)	(700,000)
3.07	Profit Before Income Tax and Social Contribution	(10,000)	395,000	465,000	884,000
3.08	Income tax and Social Contribution	(4,000)	(157,000)	(155,000)	(310,000)
3.08.01	Current	36,000	(60,000)	(126,000)	(247,000)
3.08.02	Deferred	(40,000)	(97,000)	(29,000)	(63,000)
3.09	Net Income from Continuing Operations	(14,000)	238,000	310,000	574,000
3.11	Consolidated Net Income for the Period	(14,000)	238,000	310,000	574,000
3.11.01	Attributable to Owners of the Company	66,000	258,000	229,000	420,000
3.11.02	Attributable to Non-controlling Interests	(80,000)	(20,000)	81,000	154,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.23283	0.91444	0.81237	1.49051
3.99.01.02	Preferred	0.25611	1.00589	0.89361	1.63956
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.23338	0.91444	0.81135	1.48948
3.99.02.02	Preferred	0.25583	1.00379	0.89177	1.63594

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
4.01	Net Income for the Period	(14,000)	238,000	310,000	574,000
4.02	Other Comprehensive Income	(10,000)	(26,000)	-	-
4.02.01	Cumulative Translation adjustment	(8,000)	(24,000)	-	-
4.02.02	Defined Benefit Plan	(2,000)	(2,000)	-	-
4.03	Total Comprehensive Income for the Period	(24,000)	212,000	310,000	574,000
4.03.01	Attributable to Owners of the Company	60,000	246,000	229,000	420,000
4.03.02	Attributable to Non-Controlling Interests	(84,000)	(34,000)	81,000	154,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/01/2014 to 06/30/2014
6.01	Net Cash Provided by Operating Activities	(2,457,000)	(733,000)
6.01.01	Cash from Operations	1,616,000	2,043,000
6.01.01.01	Net Income for the Period	238,000	573,000
6.01.01.02	Deferred Income Tax and Social Contribution	97,000	63,000
6.01.01.03	Gain on Disposal of Fixed Assets	38,000	24,000
6.01.01.04	Depreciation/Amortization	535,000	433,000
6.01.01.05	Interest and Inflation Adjustments	549,000	588,000
6.01.01.06	Adjustment to Present Value	8,000	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(62,000)	(49,000)
6.01.01.08	Provision for Risks (note 23)	26,000	183,000
6.01.01.10	Share-based Payment	11,000	24,000
6.01.01.11	Allowance for Doubtful Accounts (note 10)	251,000	217,000
6.01.01.13	Provision for Obsolescence/breakage (note 10)	(10,000)	(2,000)
6.01.01.14	Deferred revenue (note 25)	(56,000)	(11,000)
6.01.01.15	Other Operating Expenses	(9,000)	-
6.01.02	Changes in Assets and Liabilities	(4,073,000)	(2,776,000)
6.01.02.01	Accounts Receivable	344,000	(152,000)
6.01.02.02	Inventories	392,000	(78,000)
6.01.02.03	Recoverable Taxes	(432,000)	(26,000)
6.01.02.04	Other Assets	(188,000)	(187,000)
6.01.02.05	Related Parties	(177,000)	(39,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(60,000)	(55,000)
6.01.02.07	Trade Payables	(3,236,000)	(1,754,000)
6.01.02.08	Payroll and Related Taxes	(62,000)	54,000
6.01.02.09	Taxes and Social Contributions Payable	(259,000)	(307,000)
6.01.02.10	Legal Claims	(141,000)	(47,000)
6.01.02.11	Other Payables	(260,000)	(250,000)
6.01.02.12	Deferred revenue	6,000	65,000
6.02	Net Cash Provided by (Used in) Investing Activities	(945,000)	(550,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(755,000)	(503,000)
6.02.03	Increase in Intangible Assets (note 16)	(231,000)	(73,000)
6.02.04	Sales of Property and Equipment	34,000	26,000
6.02.05	Net Cash From Sale of Subsidiary	7,000	-
6.03	Net Cash Provided by Financing Activities	(936,000)	(1,728,000)
6.03.01	Capital Increase/Decrease	13,000	22,000
6.03.02	Borrowings	3,134,000	2,756,000
6.03.03	Payments of borrowings and financing (note 18)	(4,835,000)	(4,313,000)
6.03.07	Transactions with non-controlling interests	(4,000)	(7,000)
6.03.08	Borrowings with Related Parties	1,114,000	-
6.03.09	Payments of Dividends	(358,000)	(186,000)
6.05	Increase (Decrease) in Cash and Cash Equivalents	(4,338,000)	(3,011,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,149,000	8,367,000
6.05.02	Cash and Cash Equivalents at the End of the Period	6,811,000	5,356,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 06/30/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.04	Capital Transactions with Shareholders	13,000	9,000	-	(38,000)	-	(16,000)	2,000	(14,000)
5.04.01	Capital Increases	13,000	-	-	-	-	13,000	-	13,000
5.04.03	Options Granted	-	6,000	-	-	-	6,000	-	6,000
5.04.06	Dividends	-	-	-	(38,000)	-	(38,000)	-	(38,000)
5.04.08	Capitalization of reserve	-	3,000	-	-	-	3,000	2,000	5,000
5.05	Total Comprehensive Income	-	-	-	258,000	(12,000)	246,000	(34,000)	212,000
5.05.01	Net Income for the Period	-	-	-	258,000	-	258,000	(20,000)	238,000
5.05.02	Other Comprehensive Income	-	-	-	-	(12,000)	(12,000)	(14,000)	(26,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(11,000)	(11,000)	(13,000)	(24,000)
5.05.02.06	Defined Benefit Plan	-	-	-	-	(1,000)	(1,000)	(1,000)	(2,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)	(2,000)	(6,000)
5.06.04	Transactions With Non-controlling interests	-	-	(4,000)	-	-	(4,000)	(2,000)	(6,000)
5.07	Closing Balance	6,805,000	291,000	3,398,000	220,000	(11,000)	10,703,000	3,683,000	14,386,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000	3,202,000	12,601,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000	3,202,000	12,601,000
5.04	Capital Transactions with Shareholders	22,000	24,000	-	(36,000)	-	10,000	-	10,000
5.04.01	Capital Increases	22,000	-	-	-	-	22,000	-	22,000
5.04.03	Options Granted	-	24,000	-	-	-	24,000	-	24,000
5.04.06	Dividends	-	-	-	(36,000)	-	(36,000)	-	(36,000)
5.05	Total Comprehensive Income	-	-	-	420,000	-	420,000	154,000	574,000
5.05.01	Net Income for the Period	-	-	-	420,000	-	420,000	154,000	574,000
5.06	Internal Changes in Shareholders’ Equity	-	-	(3,000)	-	-	(3,000)	(5,000)	(8,000)
5.06.04	Transactions With Non-controlling interests	-	-	(3,000)	-	-	(3,000)	(5,000)	(8,000)
5.07	Closing Balance	6,786,000	257,000	2,399,000	384,000	-	9,826,000	3,351,000	13,177,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/01/2014 to 06/30/2014
7.01	Revenues	36,818,000	33,221,000
7.01.01	Sales of Goods, Products and Services	37,067,000	33,425,000
7.01.02	Other Revenues	2,000	13,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(251,000)	(217,000)
7.02	Products Acquired from Third Parties	(28,637,000)	(25,851,000)
7.02.01	Costs of Products, Goods and Services Sold	(25,334,000)	(23,080,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(3,303,000)	(2,771,000)
7.03	Gross Value Added	8,181,000	7,370,000
7.04	Retention	(535,000)	(433,000)
7.04.01	Depreciation and Amortization	(535,000)	(433,000)
7.05	Net Value Added Produced	7,646,000	6,937,000
7.06	Value Added Received in Transfer	512,000	382,000
7.06.01	Share of Profit of Subsidiaries and Associates	62,000	49,000
7.06.02	Financial Income	450,000	333,000
7.07	Total Value Added to Distribute	8,158,000	7,319,000
7.08	Distribution of Value Added	8,158,000	7,319,000
7.08.01	Personnel	3,539,000	3,057,000
7.08.01.01	Direct Compensation	2,567,000	2,202,000
7.08.01.02	Benefits	587,000	525,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	225,000	217,000
7.08.01.04	Other	160,000	113,000
7.08.01.04.01	Interest	160,000	113,000
7.08.02	Taxes, Fees and Contributions	2,418,000	1,896,000
7.08.02.01	Federal	1,543,000	1,197,000
7.08.02.02	State	759,000	606,000
7.08.02.03	Municipal	116,000	93,000
7.08.03	Value Distributed to Providers of Capital	1,963,000	1,792,000
7.08.03.01	Interest	1,149,000	1,033,000
7.08.03.02	Rentals	814,000	759,000
7.08.04	Value Distributed to Shareholders	238,000	574,000
7.08.04.02	Dividends	38,000	36,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	220,000	384,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(20,000)	154,000

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), which is controlled by Casino Guichard Perrachon (“Casino”).

1.1    Cnova’s Investigation and restatement of interim financial information previously issued.

As disclosed to the market on December 18, 2015, by the subsidiary Cnova NV (“Cnova”), an investigation was conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company.

During the investigation other issues have been added to investigation related to accounting matters in the accounts of “trade payables” and “other accounts receivable”, which were analyzed, announced to the market January 12, 2016.

Subsequently, the scope of investigation was expanded to include an evaluation over the discrepancies related to accounts payables, accounts receivables/products in transit with freight companies, freight provisions and other expenses and improper capitalization of expenses relating to software development.

As a result, Cnova identified several erros in the financial statements and, consequently, as it is controlled by the Company and consolidated for the presentation of the financial statements, such effects resulted in the same errors in the previously issued financial statements of the Company.

There is no income tax impact over the adjustments, once the Company evaluated and concluded that the deferred income tax would not be recoverable.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information – continued.

1.1    Cnova’s Investigation and restatement of interim financial information previously issued  - continued.

The adjustments identified on Cnova were substantially related to:

a)     Identification of discrepancies and/or returned products sold at discount, requiring additional provision for loss in damaged goods;

b)    Identification of improper transactions and accounts reconciliations mismatches related to trade accounts payable , accounts receivables, pending orders , ICMS, freight payable and others.

c)     Identification of overstated amount in net sales not reversed when the merchandise originally ordered was returned by costumer;

d)    Improper capitalization of expenses in the internal development of software;

e)     Change of the accounting practice of allocation of warehouse and shipping costs to the inventory, which are no longer capitalized.

Below the breakdown of the investigation adjustments per period:

June 30, 2015 – amounts impacting net income (loss):

Accounts	Trade payables	Write off accounts receivable carriers	Fixed assets and intangibles adjust	Trade accounts receivables and outstanding orders adjust	ICMS, freight, provision and others adjust	Net adjust

Net sales of goods and services	-	(45)	-	29	(1)	(17)
Cost of goods sold and services sold	14	33	-	-	(3)	44
Gross profit	14	(12)	-	29	(4)	27
Operating income (expenses)
Selling expenses	-	8	(8)	(7)	1	(6)
General and administrative expenses	-	-	(3)	-	-	(3)
Depreciation and amortization	-	-	2	-	-	2
Profit before financial income (expenses)	14	(4)	(9)	22	(3)	20
Financial income (expenses)	-	-	-	-	(4)	(4)
Profit before income tax and social contribution	14	(4)	(9)	22	(7)	16
Income tax and social contribution	-	-	-	-	-	-
Net income (loss)	14	(4)	(9)	22	(7)	16

June 30, 2014 – amounts impacting net income (loss):

Accounts	Trade payables	Write off accounts receivable carriers	Fixed assets and intangibles adjust	Trade accounts receivables and outstanding orders adjust	ICMS, freight, provision and others adjust	Net adjust

Net sales of goods and services	-	(35)	-	(35)	-	(70)
Cost of goods sold and services sold	(35)	14	(2)	-	(9)	(32)
Gross profit	(35)	(21)	(2)	(35)	(9)	(102)
Operating income (expenses)
Selling expenses	-	(5)	(7)	(7)	-	(19)
General and administrative expenses	-	-	(2)	-	-	(2)
Depreciation and amortization	-	-	-	-	-	-
Profit before financial income (expenses)	(35)	(26)	(11)	(42)	(9)	(123)
Financial income (expenses)	-	-	-	-	-	-
Profit before income tax and social contribution	(35)	(26)	(11)	(42)	(9)	(123)
Income tax and social contribution	-	-	-	-	-	-
Net income (loss)	(35)	(26)	(11)	(42)	(9)	(123)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information – continued.

1.1    Cnova’s Investigation and restatement of interim financial information previously issued - continued

Parent company:

June 30, 2015:

Assets	Presented as of 6.30.2015	Total adjust	Restated as of 6.30.2015

Investiments	8,149	(96)	8,053
Total assets	21,155	(96)	21,059

Liabilities	Presented as of 6.30.2015	Total adjust	Restated as of 6.30.2015

Shareholders´ equity	10,799	(96)	10,703
Total liabilitites and shareholders´ equity	21,155	(96)	21,059

	Presented as of 6.30.2015	Total adjust	Restated as of 6.30.2015

Share of profit of subsidiaries and associates	182	6	188
Net income (loss)	252	6	258

December 31, 2014 and June 30, 2014:

Assets	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Investiments	8,391	(103)	8,288
Total assets	23,226	(103)	23,123

Liabilities	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Shareholders´ equity	10,580	(103)	10,477
Total liabilitites and shareholders´ equity	23,226	(103)	23,123

	Presented as of 6.30.2014	Total adjust	Restated as of 6.30.2014

Share of profit of subsidiaries and associates	267	(88)	179
Net income (loss)	508	(88)	420

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information – continued.

1.1    Cnova’s Investigation and restatement of interim financial information previously issued - continued

Consolidated:

June 30, 2015:

Accounts	Presented as of 6.30.2015	Total Investigation adjust	Restated as of 6.30.2015
Assets
Current assets
Accounts receivables	2,662	(26)	2,636
Others accounts receivables	343	(40)	303
Inventories	8,250	(38)	8,212
Recoverable taxes	991	(4)	987
Other receivables	170	1	171
Total current assets	19,482	(107)	19,375

Recoverable taxes	2,507	-	2,507
Deferred income tax and social contribution	500	-	500
Property and equipment	10,023	-	10,023
Intangible assets	6,602	(65)	6,537
Noncurrent assets	22,155	(65)	22,090
Total assets	41,637	(172)	41,465

Liabilities
Current liabilities
Trade payables	10,231	60	10,291
Deferred revenue	311	(2)	309
Others accounts payables	501	41	542
Current liabilities	19,213	99	19,312

Profit reserve	3,500	(102)	3,398
Controlling shareholders´ equity	10,799	(96)	10,703
Noncontrolling shareholders´ equity	3,858	(175)	3,683
Total shareholders´ equity	14,657	(271)	14,386

Liabilities and shareholders´ equity	41,637	(172)	41,465

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – continued.

1.1       Cnova’s Investigation and restatement of interim financial information previously issued - continued

Consolidated:

December 31, 2014:

Accounts	Presented as of 12.31.2014	Total Investigation adjust	IAS 2 – Changes of accounting practice	Restated as of 12.31.2014
Assets
Current assets
Accounts receivables	3,210	(34)	-	3,176
Others accounts receivables	295	(37)	-	258
Inventories	8,405	(28)	(12)	8,365
Recoverable taxes	808	(1)	-	807
Total current assets	24,133	(100)	(12)	24,021

Intangible assets	6,495	(47)	-	6,448
Noncurrent assets	21,367	(43)	-	21,324
Total assets	45,500	(143)	(12)	45,345

Liabilities
Current liabilities
Trade payables	13,322	71	-	13,393
Deferred revenue	214	(2)	-	212
Others accounts payables	652	63	-	715
Current liabilities	23,848	133	-	23,981

Profit reserve	3,505	(91)	(12)	3,402
Controlling shareholders´ equity	10,580	(91)	(12)	10,477
Noncontrolling shareholders´ equity	3,902	(185)	-	3,717
Total shareholders´ equity	14,482	(276)	(12)	14,194

Liabilities and shareholders´ equity	45,500	(143)	(12)	45,345

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – continued.

1.1       Cnova’s Investigation and restatement of interim financial information previously issued - continued

Consolidated:

June 30, 2015:

	Presented as of 6.30.2015	Total Investigation adjust	Restated as of 6.30.2015

Net sales of goods and services	33,344	(17)	33,327
Cost of goods sold and services sold	(25,368)	44	(25,324)
Gross profit	7,976	27	8,003
Operating income (expenses)
Selling expenses	(5,485)	(6)	(5,491)
General and administrative expenses	(855)	(3)	(858)
Depreciation and amortization	(471)	2	(469)
Profit before financial income (expenses)	1,074	20	1,094
Financial income (expenses)	(695)	(4)	(699)
Profit before income tax and social contribution	379	16	395
Income tax and social contribution	(157)	-	(157)
Net income (loss)	222	16	238
Atributtable to:
Controlling shareholders	252	6	258
Noncontrolling shareholders	(30)	10	(20)

Earnings per share
Common	0.87073		0.91444
Preferred	0.95780		1.00589

Statement of Value Added:

Total adjust 6.30.2015

Revenue	(20)
Products acquired from third parties	34
Gross value added	14
Retention	2
Financial revenue	(2)
Total value added to distribute	14

Statement of Cash Flows:

	Presented as of 6.30.2015	Total adjust	Restated as of 6.30.2015

Net cash provided by operating activities	(2,459)	2	(2,457)
Net cash provided by investing activities	(945)	-	(945)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – continued.

1.1    Cnova’s Investigation and restatement of interim financial information previously issued - continued

June 30, 2014:

	Presented as of 6.30.2014	Total Investigation adjust	Restated as of 6.30.2014

Net sales of goods and services	30,212	(70)	30,142
Cost of goods sold and services sold	(22,526)	(32)	(22,558)
Gross profit	7,686	(102)	7,584
Operating income (expenses)
Selling expenses	(4,884)	(19)	(4,903)
General and administrative expenses	(669)	(2)	(671)
Depreciation and amortization	(383)	-	(383)
Profit before financial income (expenses)	1,707	(123)	1,584
Financial income (expenses)	(700)	-	(700)
Profit before income tax and social contribution	1,007	(123)	884

Net income (loss)	697	(123)	574
Atributtable to:
Controlling shareholders	508	(88)	420
Noncontrolling shareholders	189	(35)	154

Earnings per share
Common	2.78951		1.49142
Preferred	3.06846		1.64056

The announced balances column includes Malls reclassifications (see note 1.2).

Statement of Value Added:

Total adjust 6.30.2015

Revenue	(83)
Products acquired from third parties	(51)
Gross value added	(134)

Total value added to distribute	(134)

Statement of Cash Flows

	Presented as of 6.30.2014	Total adjust	Restated as of 6.30.2014

Net cash provided by operating activities	(722)	(11)	(733)
Net cash provided by investing activities	(561)	11	(550)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – continued.

1.2    Reclassification of Malls revenue

The Company has reclassified certain amounts in the statements of income and value added for the six-month period ended June 30, 2014, presented for comparison purposes, to conform them to the reporting criteria adopted in the current period. The following reclassifications were made:

	Parent Company			Consolidated
Balances at 06.30.2014	Presented balance	Malls galleries – cost	Reclassified balance	Presented balance	Malls galleries – cost	Reclassified balance
Cost of sales and/or services	(7,938)	(17)	(7,955)	(22,503)	(23)	(22,526)
Gross profit	2,915	(17)	2,898	7,709	(23)	7,686
Operating income (expenses)	(2,039)	17	(2,022)	(6,002)	23	(5,979)
Selling expenses	(1,765)	17	(1,748)	(4,907)	23	(4,884)

1.2.1   Statement of income: Costs with commercial galleries rental, which were previously recorded as recovery of selling expenses, were reclassified to "cost of goods sold and/or services sold" respectively due to an increase in the share of this activity in the Multivarejo segment and considering that the revenues of this activity ir recorded as “sales from services”, better presenting this activity in the Group’s financial statements. The Company’s management considers an appropriate procedure to adopt the current classification in order to allow comparability and a final classification of these costs.

1.2.2   Statement of value added: According to the changes mentioned above, the line items that were changed in the statement of value added refer to cost of goods sold and materials, energy, outsourced services and others in the amounts of R$17 and R$23, parent company and consolidated, respectively.

1.3    Performance Commitment Agreement

The Company, its subsidiary Via Varejo S.A (“Via Varejo”) and Casa Bahia Comercial Ltda. (“CB”), jointly “Compromisers”, and the Brazilian Antitrust Agency ("CADE") entered into a Performance Commitment Agreement ("PCA") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCA, Via Varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

From the 74 stores, 32 were not sold. Therefore, in accordance with the PCA, these stores had its activities ceased between May and June, 2014, with the payment of R$12 penalty. According to CADE´s authorization, after 6 months closed, 16 stores were reopened in November 2014, in accordance with the PCA.

In relation to 42 stores remaining, they were all sold between October 2013 and January 2014, through direct sales to other companies and open auctions. Such sales were duly approved by CADE. From these 42 stores, 2 were returned in first quarter of 2015, and its activities ceased in May 2015, with penalty of R$1.

The final step of the PCA is the transfer of the 40 stores sold to the acquirers, through transfer or signing of new lease agreements with the buildings´ owners. In the first quarter of 2015, it was concluded the transfer of 10 stores sold to an acquirer, generating a gain of R$8 in the income statement of 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – continued.

1.3    Performance Commitment Agreement – continued.

On June 30, 2016 the transfer of other stores was in process of negotiation. Therefore, considering the negotiation failure between some acquirers and building owners for the signing of the new leasing agreements, some stores will go through new auction, and other shall have its activities ceased, accordance to CADE´s decision. Based on this fact, the Company accrued additional penalty of R$4. This process has been monitored by CADE, which has been monitoring the fulfillment of the obligation taken in the PCA, having the Company subject to present the information required.

2.   Basis of preparation

The individual and consolidated interim financial information (“Interim Financial Information”) has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting issued by Comitê de Pronunciamentos Contábeis (“CPC”) and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The funciotional currency of Company is the Real and subsidiaries located abroad is the local currency.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 2 to the annual financial statements for the year ended December 31, 2014 dated February 12, 2015 and, therefore, should be read in conjunction with those annual financial statements.

The original presented interim financial information for the six-month period ended June 30, 2015 was approved by the Board of Directors on July 28, 2015. This restated interim financial information for the six-month period ended June 30, 2015 was approved by the Board of Directors on October 27, 2016 and includes the effects of financial information adjustments disclosed as per note 1.1.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2014, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	6.30.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	68.86	31.14	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	99.99	0.01	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	100.00	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”)	100.00	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”)	100.00	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”)	100.00	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”)	100.00	-	100.00	-
Nova Pontocom Comércio Eletrônico S.A (“Nova Holding”) (*)	52.34	19.05	52.34	19.05
Luxco – Marneylectro S.A.R.L (antiga Jaipur Financial Markets S.A.R.L) (“Luxco”)	2.65	68.88	2.65	68.88
Dutchco - Marneylectro B.V (antiga Jaipur Financial Markets B.V) (“Dutchco)	-	71.53	-	71.53
Cnova N.V (“Cnova Holanda”)	-	35.73	-	35.73
CNova Comércio Eletrônico S/A (”CNova Comércio Eletrônico”)	-	35.73	-	35.73
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	35.73	-	35.73
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	35.73	-	35.73
Cdiscount S.A (“CDiscount”)	-	35.73	-	35.73
Cnova Finança B.V (“Cnova Finança”)	-	35.73	-	35.73
Financière MSR S.A.S (“Financière”)	-	35.67	-	35.67
E-Trend SAS France (“E-Trend”)	-	35.67	-	35.67
Cdiscount AS France (CDiscount AS”)	-	35.52	-	35.52
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	35.67	-	35.67
CD Africa SAS (“CD Africa”)	-	30.32	-	30.32
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	35.67	-	35.67
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”)	-	21.40	-	21.40
CLatam AS Uruguay (“CLatam”)	-	24.97	-	24.97
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.20	-	18.20
C Distribution Thailand Ltd. (“C Distribution Thailand”)	-	14.98	-	14.98
E-Cavi Ltd Hong Kong (“E-Cavi”)	-	17.12	-	17.12
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”)	-	17.12	-	17.12
Cnova France SAS (“CNova France”)	-	35.73	-	35.73
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”) (**)	-	30.32	-	-
Cdiscount Sénégal SAS (“CDiscount Sénégal”) (**)	-	30.32	-	-
Cdiscount Panama S.A. (CDiscount Panama”) (**)	-	24.97	-	-
Cdiscount Cameroun SAS (“CDiscount Cameroun”) (**)	-	30.32	-	-
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	-	24.96	-	-
Cdiscount Uruguay S.A. (“CDiscount Uruguay”) (**)	-	24.97	-	-
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (**)	-	26.92	-	-
Cdiscount Moncorner (“CDiscount Moncorner”) (**)	-	35.52	-	-
3W SAS (“3W”) (**)	-	35.52	-	-
3W Santé SAS (“3W Santé”) (**)	-	32.86	-	-

 (*) Excluding treasury shares

(**) Companies consolidated into subsidiary Cdiscount, with no effects on the financial statements.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	6.30.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated Interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Associates – BINV and FIC

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a party to the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions; and (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized interim financial information is as follows:

	FIC
	6.30.2015	12.31.2014

Current assets	3,755	3,815
Noncurrent assets	42	35
Total assets	3,797	3,850

Current liabilities	2,786	2,963
Noncurrent liabilities	13	15
Shareholders’ equity	998	872
Total liabilities and shareholders’ equity	3,797	3,850

Statement of income:	6.30.2015	6.30.2014
Revenues	552	499
Operating income	216	179
Net income for the period	126	100

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC should be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

Except for the item mentioned below, the significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

4.1.   Present value adjustment of assets and liabilities

Until 2014, Company recorded the adjustment to presente value (“PVA”) over the credit card receivables without interest, even considering that receivables were not long term (in average due in 4 months) and the impacts not significant on the short term. The reversal of the adjustment recorded was made in the net sales, once the financing to clients is part of the Company´s business. In 2015, the accounting practice of recording PVA over the short-term credit card receivables was discontinued, because of its immateriality on quarterly and annual financial statements, high cost to control and consequent irrelevance for understanding Company’s operation.Theses balances on December 31, 2014, were R$6.

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate, implicit or explicit.

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2014 disclosed on February 12, 2015, there are no significant effect to the Company.

Except for standards “IFRS 15 – Revenue from contracts with customers” and “IFRS 16 – Leases” which impacts are under analisys by Company. In relation to IFRS 16 there are expected relevant impacts in the financial statements.

6.   Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the six-month period ended June 30, 2015 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements, except for the impairment test, as described in notes 15 and 16.

7.        Cash and cash equivalents

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2014, in note 7.

		Parent Company		Consolidated
	Rate	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Cash and banks - Brazil		47	131	156	384
Cash and banks - Abroad	(*)	-	-	65	368
Financial investments – Brazil	(**)	975	2,792	6,325	9,761
Financial investments - Abroad	1% p.y.(*)	-	-	265	636
		1,022	2,923	6,811	11,149

(*) From  the total cash and banks of R$ 65, R$ 22, is deposited in the Panama in United States dollars, the other part and financial investments – abroad, that are in euros,  are due to companies that form part of e-commerce segment, located abroad.

(**) Financial investments as at June 30, 2015 refer basically to repurchase agreements, yielding a weighted average rate equivalent to 101.21% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

8.       Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2014, in note 8.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated

Credit card companies (note 8.1)	28	57	158	191
Sales vouchers	42	75	236	169
Consumer finance - CDCI (note 8.2)	-	-	1,987	2,268
Trade receivable from cash and carry customers	-	-	191	316
Private label credit card	17	20	17	20
Receivables from related parties (note 12.2)	82	115	59	28
Estimated loss on doubtful accounts (note 8.3)	-	-	(342)	(344)
Receivables from suppliers	5	36	142	256
Extended warranty	-	-	169	237
Other trade receivables from customers	1	2	19	35
Current	175	305	2,636	3,176

Consumer finance – CDCI (note 8.2)	-	-	87	115
Estimated losses on doubtful accounts (note 8.3)	-	-	(9)	(10)
Noncurrent	-	-	78	105
	175	305	2,714	3,281

8.1.   Credit card companies

The Company and its subsidiaries sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

8.    Trade receivables – Continued

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

8.2.   Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to  24 installments, however, the most frequent term is less than 12 months.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 18).

8.3.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
			Restated	Restated

At the beginning of the period	-	(3)	(354)	(239)
Loss/reversal in the period	-	3	(258)	(217)
Write-off of receivables	-	-	268	214
Exchange rate changes	-	-	(7)	-
At the end of the period	-	-	(351)	(242)

Current	-	-	(342)	(233)
Noncurrent	-	-	(9)	(9)

Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

6.30.2015 - restated	3,065	2,426	200	107	93	239
12.31.2014 - restated	3,635	3,199	141	60	39	196

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

The detailed information on other receivables was presented in the annual financial statements for  2014, in note 9.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated

Receivables from sale of fixed assets	15	11	35	45
Supplier receivables	-	-	25	30
Advances to suppliers	-	-	12	11
Rental advances	12	14	12	14
Receivables from Audax	7	7	13	13
Amounts to be reimbursed	33	29	129	108
Rental receivable	46	38	64	51
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	52	54	52	54
Other	2	4	55	36
	167	157	929	894

Current	93	75	303	258
Noncurrent	74	82	626	636

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2014, in note 10.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated

Stores	1,467	1,510	3,825	4,089
Distribution centers	836	987	4,300	4,366
Real estate inventories under construction	-	-	168	172
Estimed losses on obsolescence and breakage (note 10.1)	(8)	(10)	(81)	(91)
	2,295	2,487	8,212	8,536

Current	2,295	2,487	8,212	8,364
Noncurrent	-	-	-	172

10.1.Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
			Restated

At the beginning of the period	(10)	(13)	(91)	(52)
Additions	(3)	(2)	(30)	(12)
Write-offs / reversals	5	9	40	14
At the end of the period	(8)	(6)	(81)	(50)

The noncurrent inventories amount was reclassified to current considering the delivering date of real state projects(Thera Faria Lima Pinheiros, Figue, Classic and Carpe Diem.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2014, in note 11.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated
Current
State value-added tax on sales and services – ICMS (note 11.1)	79	90	590	590
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS	6	9	68	54
Income Tax on Financial investments	14	3	32	20
Income Tax and Social Contribution	9	3	44	12
Social Security Contribution - INSS	24	-	45	-
Value-Added Tax - France	-	-	121	85
Others	-	-	87	46
Total current	132	105	987	807

Noncurrent
ICMS (note 11.1)	415	319	2,029	1,685
PIS/COFINS	-	-	322	308
INSS	86	73	156	147
Total noncurrent	501	392	2,507	2,140

Total	633	497	3,494	2,947

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated
		Restated
Up to one year	79	590
2017	73	849
2018	69	578
2019	69	384
2020	56	60
2021	85	90
After 2022	63	68
	494	2,619

Company’s management reviewed the expected future realization of ICMS using the same premises as of December 31, 2014 including changes occurred in the six-month period ended June 30, 2015.

There were no events os circumstances in six-month period ended June 30, 2015 incating the need for modifying the expected future realization of ICMS balances.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.Management and Support Comitees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support comittees) recorded in the Company’s statement of income for the periods ended June 30, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Board of directors (*)	2	2	-	-	-	-	2	2
Executive officers	13	30	12	10	2	2	27	42
	15	32	12	10	2	2	29	44

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties.

                The detailed information on related parties was presented in the annual financial statements for 2014, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholders
Casino	-	-	-	-	1	2	29	19	-	-	-	-	(45)	(12)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris Societé par Actions Simplifiée	-	-	-	-	-	-	2	1	-	-	-	-	(3)	-
Subsidiaries
Novasoc Comercial	-	-	-	-	-	-	2	-	-	114	-	2	1	3
Sé Supermecados	41	52	-	-	2	3	1,467	1,417	239	105	4	1	11	3
Sendas Distribuidora	40	60	223	182	22	39	-	-	174	168	122	133	54	21
Barcelona	1	2	56	17	3	9	-	-	-	-	-	-	-	-
Via Varejo	-	-	-	-	1	2	266	299	-	-	-	-	(57)	(33)
VVLOG Logística	-	-	-	-	-	-	1	1	-	-	-	-	-	(1)
Nova Pontocom	-	-	144	123	-	-	-	2	-	-	-	-	17	17
Xantocarpa	-	-	5	1	-	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	3	1	-	-	-	-	-	-	-	-	-	-
GPA Logistica	-	-	23	23	15	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	5	4	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	4	3	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	2	2	-	-	-	-	-	-	-	-	-	-
Others	-	1	1	-	-	-	4	1	-	-	-	-	-	-
Subtotal	82	115	468	358	44	76	1,771	1,740	413	387	126	136	(22)	(3)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Associates
FIC	-	-	12	-	5	7	-	11		-		-	20	14
Other related parties
Management of Nova Pontocom	-	-	35	39	-	-	-	-		-		-	2	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-		-		-	(4)	(3)
Greenyellow do Brasil Energia e Serviços Ltda	-	-	-	-	-	-	-	-	-	-	-	-	(2)	-
Others	-	-	3	1	-	-	-	-		-		-	(2)	-
Subtotal	-	-	50	40	5	7	-	11	-	-	-	-	14	13
Total	82	115	518	398	49	83	1,771	1,751	413	387	126	136	(8)	10

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholder
Casino	23	-	-	-	90	2	81	104	(59)	(12)
Wilkes Participações	-	-	-	-	-	-	-	-	(1)	(1)
Euris Societé par Actions Simplifiée	-	-	-	-	-	-	1	1	-	-
Casino subsidiaries (note 12.3)
Casino France - Cash Pool	-	-	-	-	-	-	-	50	-	-
Casino Finance International S.A. (Polca borrowings) (i)	-	-	-	-	-	-	1,177	12	(1)	-
C´est chez vous Societé en Nom Collectif	3	-	-	-	18	26	-	26	(25)	-
EMC Distribution Societé par Actions Simplifiée	-	-	-	-	34	-	-	15	(87)	-
Almacenes Exito S.A. (Exito)	2	28	-	-	46	-	-	4	(32)	-
Easydis Societé par Actions Simplifiée	-	-	-	-	48	55	-	-	(78)	-
Big C Supercenter S.A.	2	-	-		2		17		(4)	-
Others	29	-	-	-	2	-	10	9	71	-
Associates
FIC	-	-	25	8	6	9	-	14	12	9
Other related parties
Casas Bahia Comercial Ltda	-	-	294	263	-	-	-	26	(129)	(125)
Management Nova Pontocom	-	-	35	38	-	-	-	-	2	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	(4)	(3)
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-	(2)	(2)
Others	-	-	3	4	-	-	-	-	-	-
Total	59	28	357	313	246	92	1,286	261	(337)	(132)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.3.Balances with Casino Group companies:

(i)      Polca: Casino Group entity that has a cash centralization agreement, in Euro, with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per year.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments

The detailed information on investments was presented in the annual financial statements for 2014, in note 13.

13.1.Breakdown of investments

		Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	API SPE	Others	Total
Balances at 12.31.2014 – restated	2,806	1,709	144	1,862	83	507	6	690	286	178	-	17	8,288
Share of profit(loss) of subsidiaries and associates – restated	11	69	-	108	(55)	(6)	(20)	22	45	11	-	3	188
Dividends	-	(416)	-	-	-	-	-	-	-	-	-	-	(416)
Stock option	-	-	-	2	-	-	-	1	-	-	-	-	3
Other transactions (**) – restated	-	-	-	(3)	(5)	-	(2)	-	-	-	-	-	(10)
Balances at 6.30.2015 – restated	2,817	1,362	144	1,969	23	501	(16)	713	331	189	-	20	8,053

Balances at 12.31.2013 – restated	2,785	1,551	127	1,534	(27)	475	-	741	233	154	16	101	7,690
Share of profit(loss) of subsidiaries and associates – restated	4	72	6	135	(79)	(15)	-	26	35	-	-	(5)	179
Stock option	-	-	-	-	-	-	-	1	-	-	-	-	1
Other transactions - restated	-	-	-	5	-	-	-	-	-	-	-	-	5
Balances at 6.30.2014 - restated	2,789	1,623	133	1,674	(106)	460	-	768	268	154	16	96	7,875

(*)    In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information of Nova Pontocom and Luxco.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Total
Balances at 12.31.2014	373	21	7	401
Share of profit (loss) of subsidiaries and associates	63	(1)	-	62
Write-offs	-	-	(6)	(6)
Balances at 6.30.2015	436	20	1	457

Balances at 12.31.2013	290	19	1	310
Share of profit (loss) of subsidiaries and associates	48	1	-	49
Balances at 6.30.2014	338	20	1	359

14.  Business combination

The detailed information on business combination was presented in the annual financial statements for 2014, in note 14.There were no business combination for the six-month period ended June 30, 2015.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2015
Land	1,213	7	-	(7)	6	1,219
Buildings	1,853	2	(30)	-	-	1,825
Leasehold improvements	1,635	5	(64)	(6)	127	1,697
Machinery and equipment	806	116	(73)	(7)	(1)	841
Facilities	161	6	(9)	(1)	3	160
Furniture and fixtures	312	48	(23)	(1)	-	336
Vehicles	17	4	(2)	(2)	-	17
Construction in progress	65	136	-	-	(134)	67
Other	38	14	(8)	-	(4)	40
Total	6,100	338	(209)	(24)	(3)	6,202

Finance lease
IT equipment	7	5	(2)	-	-	10
Buildings	18	-	-	-	-	18
	25	5	(2)	-	-	28
Total	6,125	343	(211)	(24)	(3)	6,230

	Parent Company
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2014
Land	1,198	-	-	-	-	1,198
Buildings	1,929	1	(29)	(1)	-	1,900
Leasehold improvements	1,514	1	(54)	(4)	129	1,586
Machinery and equipment	766	69	(67)	(5)	-	763
Facilities	156	6	(8)	-	7	161
Furniture and fixtures	293	21	(20)	(1)	-	293
Vehicles	18	4	(2)	(2)	-	18
Construction in progress	131	80	-	-	(135)	76
Other	38	5	(6)	-	(1)	36
Total	6,043	187	(186)	(13)	-	6,031

Financel lease
IT equipment	12	-	(3)	-	-	9
Buildings	20	-	(1)	-	-	19
	32	-	(4)	-	-	28
Total	6,075	187	(190)	(13)	-	6,059

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Parent Company
	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,219	-	1,219	1,213	-	1,213
Buildings	2,756	(931)	1,825	2,754	(901)	1,853
Leasehold improvements	2,977	(1,280)	1,697	2,873	(1,238)	1,635
Machinery and equipment	1,888	(1,047)	841	1,842	(1,036)	806
Facilities	381	(221)	160	384	(223)	161
Furniture and fixtures	759	(423)	336	721	(409)	312
Vehicles	28	(11)	17	27	(10)	17
Construction in progress	67	-	67	65	-	65
Other	114	(74)	40	105	(67)	38
	10,189	(3,987)	6,202	9,984	(3,884)	6,100

Finance lease
IT equipment	37	(27)	10	32	(25)	7
Buildings	34	(16)	18	34	(16)	18
	71	(43)	28	66	(41)	25
Total	10,260	(4,030)	6,230	10,050	(3,925)	6,125

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 6.30.2015
Land	1,449	7	-	(7)	6	-	1,455
Buildings	2,047	15	(34)	-	-	-	2,028
Leasehold improvements	3,182	117	(114)	(8)	218	-	3,395
Machinery and equipment	1,605	203	(150)	(20)	14	-	1,652
Facilities	381	26	(21)	(1)	10	1	396
Furniture and fixtures	601	85	(42)	(6)	9	1	648
Vehicles	121	6	(6)	(7)	1	-	115
Construction in progress	166	251	-	(2)	(249)	-	166
Other	73	28	(14)	-	(5)	-	82
Total	9,625	738	(381)	(51)	4	2	9,937

Finance lease
Equipment	16	-	(2)	-	-	-	14
IT equipment	26	24	(9)	-	-	-	41
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	(1)	-	-	-	22
	74	24	(12)	-	-	-	86
Total	9,699	762	(393)	(51)	4	2	10,023

	Consolidated
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2014
Land	1,412	7	-	-	(1)	1,418
Buildings	2,017	14	(32)	(1)	63	2,061
Leasehold improvements	2,787	99	(96)	(4)	118	2,904
Machinery and equipment	1,446	122	(132)	(7)	43	1,472
Facilities	326	33	(18)	-	10	351
Furniture and fixtures	526	44	(35)	(1)	(2)	532
Vehicles	166	6	(9)	(19)	-	144
Construction in progress	209	179	-	(1)	(231)	156
Other	67	10	(11)	-	(1)	65
Total	8,956	514	(333)	(33)	(1)	9,103

Finance lease
Equipment	20	-	(2)	-	-	18
IT equipment	43	-	(9)	-	-	34
Facilities	1	-	-	-	-	1
Furniture and fixtures	8	-	(1)	-	-	7
Vehicles	1	-	-	-	-	1
Buildings	24	-	(1)	-	-	23
	97	-	(13)	-	-	84
Total	9,053	514	(346)	(33)	(1)	9,187

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

	Consolidated
	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,455	-	1,455	1,449	-	1,449
Buildings	3,027	(999)	2,028	3,013	(966)	2,047
Leasehold improvements	5,225	(1,830)	3,395	4,929	(1,747)	3,182
Machinery and equipment	3,315	(1,663)	1,652	3,191	(1,586)	1,605
Facilities	744	(348)	396	722	(341)	381
Furniture and fixtures	1,253	(605)	648	1,171	(570)	601
Vehicles	171	(56)	115	179	(58)	121
Construction in progress	166	-	166	166	-	166
Other	207	(125)	82	188	(115)	73
	15,563	(5,626)	9,937	15,008	(5,383)	9,625

Finance lease
Equipment	36	(22)	14	36	(20)	16
IT equipment	199	(158)	41	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	16	(9)	7	15	(8)	7
Vehicles	1	-	1	2	(1)	1
Buildings	43	(21)	22	44	(21)	23
	297	(211)	86	273	(199)	74
Total	15,860	(5,837)	10,023	15,281	(5,582)	9,699

15.1.   Capitalized borrowing costs

The consolidated borrowing costs for the six-month period ended June 30, 2015 were R$9 (R$5 for the six-month period ended June 30, 2014). The rate used to determine the borrowing costs eligible for capitalization was 104.72% of the CDI (105.8% of the CDI for the period ended June 30, 2014), corresponding to the effective interest rate on the Company’s borrowings.

15.2.   Additions to property and equipment

	Parent Company		Consolidated
	6.30.2015	06.30.2014	6.30.2015	06.30.2014

Additions	343	187	762	514
Finance lease	(14)	-	(24)	-
Capitalized interest	(5)	(4)	(9)	(5)
Property and equipment financing - Additions	(297)	(6)	(367)	(6)
Property and equipment financing - Payments	317	-	393	-
Total	344	177	755	503

15.3.   Other information

As at June 30, 2015, the Company and its subsidiaries recorded in cost of sales and services the amount of R$23 (R$20 as at June 30, 2014) in parent company and R$68 (R$50 as at June 30, 2014) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

15.3.Other information

Considering that economic downturn appoints to non-realization of property and equipment, Company reviewed the impairment test conducted in December 31, 2014 using current premises on June 30, 2015 base date. Company concluded that it is not necessary to record impairment losses and for the year ending December 31, 2015, the Company’s management will conduct a new impairment tests for all property and equipment recognized.

16.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2014, in note 16.

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 6.30.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail (note 16.5)	43	-	-	43
Software and implementation	579	59	(49)	589
Software -capital leasing	-	9	-	9
Total	1,195	68	(49)	1,214

	Parent company
	Balance at 12.31.2013	Additions	Amortization	Balance at 6.30.2014
Goodwill - home appliances	179	-	-	179
Goodwill - retail	355	-	-	355
Commercial rigths - retail (note 16.5)	42	-	-	42
Software and implementation	551	32	(41)	542
Total	1,127	32	(41)	1,118

	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,113	(719)	394	1,113	(719)	394
Commercial rights - retail	43	-	43	43	-	43
Software and implementation	1,001	(412)	589	943	(364)	579
Software - capital leasing	9	-	9	-	-	-
	2,345	(1,131)	1,214	2,278	(1,083)	1,195

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Consolidated
	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Exchange rate changes	Balance at 6.30.2015
	Restated	Restated	Restated				Restated
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	(3)	20	271
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	1	2	33
Commercial rights - home appliances	574	-	(3)	-	-	-	571
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement – under advantageous condition - NCB	97	-	(12)	-	(1)	-	84
Contractual Rights	179	-	(16)	-	-	-	163
Software	965	147	(105)	(21)	31	13	1,030
Software capital leasing	91	10	(5)	-	-	-	96
Other	47	61	(1)	-	(34)	5	78
Total	6,448	218	(142)	(21)	(6)	40	6,537

	Consolidated
	Balance at 12.31.2013	Additions	Amortization	Balance at 6.30.2014
	Restated	Restated		Restated
Goodwill - cash and carry	362	-	-	362
Goodwill - home appliances	896	-	-	896
Goodwill - retail	747	-	-	747
Brand - cash and carry	39	-	-	39
Brand - home appliances	2,061	-	-	2,061
Commercial rights - home appliances	576	-	(2)	574
Commercial rights - retail	43	-	-	43
Commercial rights - cash and carry	29	-	-	29
Costumer relationship - home appliances	6	-	(3)	3
Lease agreement – under advantageous condition	138	-	(21)	117
Software	693	73	(55)	711
Softwares capital leasing	77	-	(5)	72
Total	5,667	73	(86)	5,654

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Balance at 6.30.2015			Balance at 12.31.2014
	Restated			Restated
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry	371	(9)	362	371	(9)	362
Goodwill - home appliances	920	-	920	920	-	920
Goodwill - retail	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce	271	-	271	254	-	254
Brand - cash and carry	39	-	39	39	-	39
Brand - home appliances	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce	33	-	33	30	-	30
Commercial rights - home appliances	637	(66)	571	637	(63)	574
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	36	(34)	2	34	(32)	2
Lease agreement under advantageous condition - NCB	292	(208)	84	292	(195)	97
Contractual Rights	186	(23)	163	186	(7)	179
Software	1,728	(698)	1,030	1,567	(602)	965
Software capital leasing	123	(27)	96	112	(21)	91
Other	92	(14)	78	58	(11)	47
	8,717	(2,180)	6,537	8,489	(2,041)	6,448

16.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2014 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2014 released on February 12, 2015.

Considering that economic downturn appoints to non-realization of goodwill, Company reviewed the impairment test conducted on December 31, 2014 using current premises on June 30, 2015 base date. Company concluded that it is not necessary to record impairment losses and for the year ending December 31, 2015, the Company’s management will conduct a new impairment tests for all goodwill and intangible assets recognized.

16.2.Additions to intangible assets

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
			Restated	Restated

Additions	68	32	218	73
Finance lease	-	-	(10)	-
Other accounts payable	-	-	11	-
Intangible assets financing - Additions	(3)	-	(3)	-
Intangible assets financing - Payments	6	-	6	-
Total	71	32	222	73

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2014, in note 17.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated

Product suppliers	2,544	3,606	10,166	13,476
Service suppliers	157	114	779	807
Rebates	(387)	(540)	(654)	(890)
	2,314	3,180	10,291	13,393

18.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2014, in note 18.

18.1.Debt breakdown

		Parent Company		Consolidated
	Average rate	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Current
Debentures
Debentures, net (note 18.4)		1,260	2,052	1,681	2,672

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP (*) + 3.57 per year	82	82	84	89
BNDES (note 18.5)	3.68% per year	9	8	15	14
IBM	CDI (**) - 0.71% per year		-	38	34
Working capital	102.76% of CDI	104	481	103	753
Working capital	13.86% per year		213	2,311	2,953
Working capital	TR (***) + 9.96% per year		-	3	-
Finance lease (note 24)		30	25	44	34
Swap contracts (note 18.6)	102.00% of CDI		(12)	-	(12)
Borrowing cost		(2)	(2)	(2)	(3)
		223	795	2,596	3,862
Foreign currency
Working capital	USD + 1.76% per year	222	43	551	56
Swap contracts (note 18.6)	103.12% of CDI	(49)	5	(55)	4
		173	48	496	60
Total current		1,656	2,895	4,773	6,594

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.1.Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Debentures
Debentures, net (note 18.4)		897	896	897	896

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP (*) + 3.60 per year	41	82	41	82
BNDES (note 18.5)	2.96% per year	12	14	60	57
IBM	CDI (**) - 0.71% per year	-	-	64	74
Working capital	13.88% per year	-	-	99	136
Working capital	106.20% of CDI	918	874	1,059	1,006
Working capital	TR (***) + 9.92% per year		-	137	21
Finance lease (note 24)	(note 24)	127	131	237	229
Swap contracts	101.84% of CDI		-	(9)	-
Borrowing cost		(3)	(5)	(7)	(6)
		1,095	1,096	1,681	1,599
Foreign currency
Working capital	USD + 1.76% per year	881	669	1,440	669
Swap contracts (note 18.6)	102.36% of CDI	(152)	(30)	(169)	(30)
		729	639	1,271	639
Total noncurrent		2,721	2,631	3,849	3,134

(*) Long-term interest rate – TJLP; (**) Interbank deposit certificate – CDI and (***) Benchmark reference rate - TR

18.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions - working capital	215	3,134
Additions - finance lease	14	34
Accrued interest	278	497
Accrued swap	(118)	(137)
Mark-to-market	1	-
Monetary and exchange rate changes	164	200
Borrowing cost	3	1
Interest paid	(343)	(563)
Payments	(1,336)	(4,244)
Swap paid	(27)	(28)
At June 30, 2015	4,377	8,622

	Parent Company	Consolidated
At December 31, 2013	5,116	9,493
Additions - working capital	330	2,756
Accrued interest	211	431
Accrued swap	109	108
Mark-to-market	(1)	(1)
Monetary and exchange rate changes	(30)	(28)
Borrowing cost	5	6
Interest paid	(474)	(680)
Payments	(995)	(3,633)
At June 30, 2014	4,271	8,452

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2016	508	917
2017	1,029	1,470
2018	663	710
After 2019	528	763
Subtotal	2,728	3,860

Borrowing costs	(7)	(11)
Total	2,721	3,849

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Parent Company
10th Issue – 1st series - CBD	No preference	800,000	-	12/29/11	6/29/15	108.5% of CDI	-	-	801	-	801
11th Issue – CBD	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10,217	1,226	1,223	1,226	1,223
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	10,039	936	930	936	930

Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	1/30/12	7/30/15	CDI + 1%	10,525	-	-	421	420
1st Issue – 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	-	200

Borrowing cost								(5)	(6)	(5)	(6)
Parent company/Consolidated – current and noncurrent								2,157	2,948	2,578	3,568
Current liabilities								1,260	2,052	1,681	2,672
Noncurrent liabilities								897	896	897	896

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.5   Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

18.6   Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2015 was 11.82% (9.68% in 2014).

18.7   Credit facilities

The Company and subsidiaries entered into credit facility agreements, not used, in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2014, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,022	2,923	6,811	11,149
Trade receivables and other receivables	342	462	3,643	4,175
Related parties - assets (*)	518	398	357	313
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities (*)	(1,771)	(1,751)	(1,286)	(261)
Trade payables	(2,314)	(3,180)	(10,291)	(13,393)
Financing for purchase of assets	(66)	(88)	(76)	(107)
Acquisition of noncontrolling interest	-	-	(139)	(130)
Debentures	(2,157)	(2,948)	(2,578)	(3,568)
Borrowings and financing	(1,318)	(1,691)	(4,155)	(5,241)
Fair value through profit or loss
Borrowings and financing, including derivatives	(902)	(887)	(1,889)	(919)
Net exposure	(6,646)	(6,762)	(9,603)	(7,982)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the six-month period ended June 30, 2015.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Cash and cash equivalents	1,022	2,923	6,811	11,149
Borrowings and financing	(4,377)	(5,526)	(8,622)	(9,728)
Other liabilities from relataded parties (note 12.2) (*)	-	-	(1,177)	(12)

(*) Represent loans of Cdiscount with Casino Finance International S.A. (Polca).

(ii)      Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturitites of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at June 30, 2015 and December 31, 2014.

19.1.1.     Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	449	2,144	4	2,597
Debentures	1,414	1,280	-	2,694
Derivatives	50	(83)	-	(33)
Finance lease	34	106	33	173
Trade payables	2,314	-	-	2,314
Total	4,261	3,447	37	7,745

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

19.1.2.     Consolidated - restated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,266	3,174	93	6,533
Debentures	1,841	1,280	-	3,121
Derivatives	142	(48)	6	100
Finance lease	60	201	82	343
Trade payables - restated	10,291	-	-	10,291
Acquisition of noncontrolling interest	77	62	-	139
Total	15,677	4,669	181	20,527

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		6.30.2015	12.31.2014	6.30.2015	12.31.2014
Fair value hedge
Purpose of hedge (debt)		1,867	842	2,121	959

Long position (buy)
Prefixed rate	TR+9.94% per year	127	151	140	234
US$ + fixed	1.76% per year	1,740	691	1,988	732
		1,867	842	2,128	966
Short position (sell)
	102.44% per year	(1,867)	(842)	(1,895)	(928)
Net hedge position		-	-	233	38

Realized and unrealized gains and losses on these contracts during the six-month period ended June 30, 2015 are recorded in financial income (expenses), net. and the balance payable at fair value is R$233 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the period ended June 30, 2015 were a gain of R$95 (loss of R$39 as at June 30, 2014) in cost debt line in financial result.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

The Company discloses the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the scenarios mentioned.

For the probable scenario, the weighted average exchange rate was R$3.61 on the due date, and the weighted interest rate was 13.97% per year. The sources used are the same as those of the annual financial statements for 2014.

(i)        Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 6.30.2015	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.84% of CDI	(131)	(553)	(771)	(1,065)
Fair value hedge (exchange rate)	102.44% of CDI	(1,764)	(2,224)	(2,319)	(2,416)
Debentures	CDI + 1%	(1,226)	(1,407)	(1,449)	(1,492)
Debentures	107.83% of CDI	(935)	(1,072)	(1,106)	(1,140)
Debentures - Via Varejo	CDI + 1%	(421)	(483)	(498)	(512)
Bank loans - CBD	106.7% of CDI	(1,022)	(1,170)	(1,207)	(1,244)
Leases	100.09% of CDI	(96)	(109)	(112)	(115)
Leases	95% of CDI	(12)	(14)	(14)	(14)
Bank loans- Via Varejo	CDI - 0.71%	(103)	(116)	(120)	(123)
Bank loans - Barcelona	106.92 % of CDI	(141)	(162)	(168)	(173)
Total borrowings and financing exposure		(5,851)	(7,310)	(7,764)	(8,294)

Cash equivalents (*)	101.21% of CDI (*)	6,325	7,194	7,411	7,629
Net exposure		474	(116)	(353)	(665)
Net effect - gain (loss)			(590)	(827)	(1,139)
(*) weighted average

Company has a net exposure  of 27 million american dollars (between trade payables and financial investments abroad) and investments in subsidiaries abroad amounting to 44 million euros. Company’s management did not prepared  sensitivity analysis  related to Exchange variation exposure because the amount  is not considered relevant.

In addition, Company has a borrowing  of R$ 1,177 with Casino’s group company Polca, this balance yelds EONIA  + 0.5 per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate

19.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables are equivalent to their carrying amounts.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.3.Fair value measurements - continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 6.30.2015	Fair value at 6.30.2015	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	233	233	level 2
Borrowings and financing (fair value)	(2,122)	(2,122)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(6,733)	(6,738)	level 2
Total	(8,622)	(8,627)

There were no changes between the fair value measurements levels in the six-month period ended June 30, 2015.

•         Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Exchange swaps
registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	49	16	49	11
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	37	14	36	11
	Citibank	US$ 16	10/14/2014	10/14/2015	10	3	10	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	30	8	29	4
	Citibank	US$ 85	11/21/2014	11/21/2016	41	3	39	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	3	1	3	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	34	-	34	-
	Citibank	US$ 5	1/28/2015	1/28/2016	2	-	2	-
	HSBC	US$ 100	2/25/2015	11/25/2016	20	-	25	-
	Bradesco	US$ 100	4/27/2015	4/24/2016	2	-	3	-
	Citibank	US$ 50	4/10/2015	4/10/2017	(2)	-	(4)	-
	Citibank	US$ 30	4/14/2015	4/17/2017	(1)	-	(3)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	-	13	-	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	10	1
					225	59	233	38

 (*) Clearinghouse for the Custody and Financial Settlement of Securities

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

20.   Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2014, in note 20.

20.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

PIS and COFINS	17	31	373	360
Provision for income tax and social contribution	19	48	36	161
ICMS	16	23	75	153
Others	2	6	123	118
	54	108	607	792

Taxes payable in installments - Law 11,941/09	654	680	654	680
Others	10	12	10	12
	664	692	664	692

Current	131	183	684	867
Noncurrent	587	617	587	617

20.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company and Consolidated

2017	38
2018	76
2019	73
2020	73
After 2021	327
Total	587

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2014, in note 21.

21.1.        Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	6.30.2015	06.30.2014	6.30.2015	6.30.2014
	Restated		Restated
Profit before income tax and social contribution	287	510	395	884
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(72)	(127)	(119)	(260)
Deferred income tax over tax losses not recognized	-	-	(44)	(42)
Tax penalties	(2)	(1)	(2)	(4)
Share of profit of subsidiaries and associates	46	45	19	15
Other permanent differences (nondeductible)	(1)	(7)	(11)	(19)
Effective income tax and social contribution	(29)	(90)	(157)	(310)

Income tax and social contribution for the period:
Current	(1)	(101)	(60)	(247)
Deferred	(28)	11	(97)	(63)
Deferred income tax and social contribution expense	(29)	(90)	(157)	(310)
Effective rate	10.12%	17.66%	39.75%	35.07%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

21.2.        Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Tax losses	16	-	444	354
Provision for risks	179	156	377	346
Provision for derivative transactions taxed on a cash basis	(41)	(5)	(53)	(10)
Estimated loss on doubtful accounts	1	1	86	94
Provision for current expenses	13	3	18	63
Goodwill tax amortization	(1)	16	(510)	(469)
Present value adjustment	1	1	(5)	(6)
Lease adjustment	5	8	(89)	(95)
Mark-to-market adjustment	(1)	(2)	(1)	(2)
Fair value of assets acquired in business combination	-	-	(838)	(790)
Technological innovation – future realization	(20)	(21)	(20)	(21)
Depreciation of fixed assets as per tax rates	(127)	(114)	(145)	(124)
Other	3	13	22	18
Deferred income tax and social contribution	28	56	(714)	(642)

Noncurrent assets	28	56	500	491
Noncurrent liabilities	-	-	(1,214)	(1,133)
Deferred income tax and social contribution	28	56	(714)	(642)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution – Continued

21.2.Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated

2016	14	318
2017	3	128
2018	4	39
2019	4	12
2020	2	2
After 2020	1	1
	28	500

21.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
At the beginning of the period	56	121	(642)	(110)
Expense for the period	(28)	11	(97)	(63)
Exchange rate changes	-	-	9	-
Others	-	-	16	1
At the end of the period	28	132	(714)	(172)

22.  Acquisition of companies

The detailed information on acquisition of companies was presented in the annual financial statements for 2014, in note 22.

	Consolidated
	6.30.2015	12.31.2014

Acquisition of interest in Assaí	6	6
Acquisition of interest in Sendas	133	124
	139	130

Current liabilities	77	73
Noncurrent liabilities	62	57

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

23.1.Parent Company

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	40	190	168	85	483

Additions	-	4	13	13	30
Payments	-		(8)	(4)	(12)
Reversals	-	(18)	(2)	(15)	(35)
Inflation adjustment	2	10	8	11	31
Balance at June 30, 2015	42	186	179	90	497

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	209	67	149	71	496

Additions	-	4	17	13	34
Payments	-	-	(13)	(1)	(14)
Reversals	-	-	(2)	(8)	(10)
Inflation adjustment	5	3	8	8	24
Balance at June 30, 2014	214	74	159	83	530

23.2.Consolidated

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	79	510	521	234	1,344

Additions	9	16	99	119	243
Payments	-	-	(74)	(67)	(141)
Reversals	(7)	(121)	(18)	(71)	(217)
Inflation adjustment	3	16	29	32	80
Exchange rates changes	-	1	-	-	1
Balance at June 30, 2015	84	422	557	247	1,310

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	272	403	297	175	1,147

Additions	5	8	165	82	260
Payments	-	-	(33)	(14)	(47)
Reversals	-	-	(24)	(53)	(77)
Inflation adjustment	7	8	24	24	63
Transfers	-	-	-	1	1
Balance at June 30, 2014	284	419	429	215	1,347

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at June 30, 2015 is R$ 84 (R$ 72 as at December 31, 2014).

Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as at June 30, 2015 is R$115 (R$108 as at December 31, 2014).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 132 as at June 30, 2015 (R$147 as at December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at June 30, 2015 is R$55 (R$48 as at December 31, 2014).

Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at June 30, 2015 the contingent tax liabilities amount to R$25 (R$20 as at December 31, 2014).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax – Continued

Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at June 30, 2015, the recorded amount related to contingent tax liabilities is R$89 (R$87 as at December 31, 2014). .

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Others contingent tax liabilities - Bartira

In line with the business combination of Bartira in 2013, contingent tax liabilities were recorded. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, of which R$100 are related to risks that expired in the first half year of 2015, being this amount written-off  and recognize in “other Income/Expenses” in the statement of Income.

On June 30, 2015 the total contingent liabilities amounts to R$18, of which R$6 of tax and R$12 of labor contingencies, (R$118 at December 31, 2014).

Others contingent tax liabilities - REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

23.4.Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2015, the Company recorded a provision amount of R$557 (R$521 as at December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor lawsuits are indexed to the benchmark interest rate (“TR”), 0.64% as at June 30, 2015 (0.86% as at December 31, 2014) plus monthly interest of 1%.

23.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.5.Civil and others – Continued

Among these lawsuits, we point out the following:

•      The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at June 30, 2015, the amount accrued for these lawsuits is R$45 (R$55 as at December 31, 2014), for which there are no escrow deposits.

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$87 as at June 30, 2015 (R$86 as at December 31, 2014).

Total civil lawsuits and others as at June 30, 2015 amount to R$247 (R$234 as at December 31, 2014).

23.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$10,257 as at June 30, 2015 (R$8,552 as at December 31, 2014), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$394 as at June 30, 2015 (R$318 as at December 31, 2014). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$1,698 as at June 30, 2015 (R$1,368 as at December 31, 2014).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders Casino and Abilio Diniz in relation to years 2007-2011. The amount involved (and included in the paragraph above) is R$994 as at June 30, 2015 (R$ 692 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.6.Other non-accrued contingent liabilities – Continued

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,507 as at June 30, 2015 (R$921 as at December 31, 2014).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$5,712 as at June 30, 2015 (R$5,087 as at December 31, 2014), which await a final decision at the administrative and court levels.

•          Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expeses and sundry taxes, in the amount of R$392 as at June 30, 2015 (R$353 as at December 31, 2014), which await decision at the administrative and court levels.

•          Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$554 as at June 30, 2015 (R$505 as at December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at June 30, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$148 (R$122 as at December 31,2014).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.7.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in assets.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Tax	95	61	202	163
Labor	342	332	666	618
Civil and others	30	27	77	76
Total	467	420	945	857

23.8.Guarantees given to support lawsuits

Lawsuits	Real estate	Equipment	Letter of guarantee	Total

Tax	849	-	7,107	7,956
Labor	7	3	55	65
Civil and others	10	1	1,202	1,213
Total	866	4	8,364	9,234

The cost of guarantees is approximately 0.77% per year of the amount of the lawsuits and is recorded as expense.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions

24.1.Operating lease

(i)        Non-cancelable minimum payments

Consolidated
6.30.2015

Minimum rental payment:
Up to 1 year	24
1 to 5 years	101
Over 5 years	87
212

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 5 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that GPA management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on the agreement termination date

The Company analized and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due  as a termination fee, which can vary from one to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	6.30.2015	6.30.2015
Minimum rental payments
Minimum payments on the termination date	250	708
Total	250	708

(iii)       Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period:	6.30.2015	6.30.2014	6.30.2015	6.30.2014
Contingent payments	182	179	344	299
Noncontingent payments	80	70	495	370
Subleases (*)	(54)	(69)	(72)	(88)

(*) Refers to lease agreements receivable from commercial shopping malls.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions – Continued

24.2.Finance lease

Finance lease agreements amounted to R$343 as at June 30, 2015 (R$323 as at December 31, 2014), as shown in the table below:

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Finance lease liability –minimum rental payments:
Up to 1 year	30	25	44	34
1 - 5 years	85	87	150	133
Over 5 years	42	44	87	96
Present value of finance lease agreements	157	156	281	263

Future finance charges	16	15	62	60
Gross amount of finance lease agreements	173	171	343	323

25.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
			Restated	Restated

Additional or extended warranties	45	48	823	859
Bradesco agreement	-	-	21	25
Swap agreement	-	-	72	70
Investments in media	7	21	35	48
Services rendering agreement - Allpark	18	-	18	-
Back lights	-	-	13	28
Spread BCA - Customers base exclusivity (5 years)	-	-	7	10
Tax credit research	-	-	2	2
Others	-	-	8	4
	70	69	999	1,046

Current	34	4	309	212
Noncurrent	36	65	690	834

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for  2014, in note 26.

26.1.Capital stock

The subscribed and paid-up capital as at June 30, 2015 is represented by 265,662 (265,283 as at December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at June 30, 2015 (99,680 as at December 31, 2014) and 165,982 in thousands of preferred shares as at June 30, 2015 (165,603 as at December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 12,2015, March 20, 2015 and May 7,2015, the capital was increased by R$13 through  the issue of 379(in thousands of shares) preferred shares.

26.2.Stock option plan for preferred shares

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at June 30, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(488)	(34)	4
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(486)	(34)	6
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(161)	(31)	166
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(161)	(31)	166
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(10)	(50)	179
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(56)	172
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	-	(9)	328
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(15)	322
						3,518	(1,887)	(288)	1,343

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

(i)   Consolidated information of share-based payment plans

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At June 30, 2015
Granted during the period	674	38.64
Canceled during the period	(80)	46.60
Exercised during the period	(379)	33.03
Outstanding at the end of the period	1,343	39.35	2.22	49,664
Total to be exercised at June 30, 2015	1,343	39.35	2.22	49,664

As at June 30, 2015 there were options to be exercised in Series A6.

The amounts recorded in the statement of income, Parent Company and Consolidated, as at June 30, 2015 were R$9 (R$24 as at June 30, 2014).

(ii)  Consolidated information of share-based payment plans – GPA – new series B2 and C2

Company implemented two new shared based plans approved by the shareholders meeting on April 24, 2015.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 674 thousands options of shares.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) interest rate of 12.72%.The expectation of remaining average life of the series outstanding at June 30, 2015 was 2.22 year (1.52 year at December 31, 2014).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

The weighted average fair value of options granted at June 30, 2015 was R$67.57 (R$69.71 at December 31, 2014).

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2015, of all options granted:

	6.30.2015	12.31.2014

Number of shares	265,662	265,283
Balance of granted series in effect	1,343	1,128
Maximum percentage of dilution	0.51%	0.43%

26.3.Cumulative other comprehensive income

Refers to the cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of GPA in subsidiary CDiscount. The effect in the Parent Company was R$11 and R$13 for non-controlling interests.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

27.    Net sales of goods and/or services

	Parent Company		Consolidated
	6.30.2015	06.30.2014	6.30.2015	06.30.2014
			Restated	Restated
Gross sales
Goods	11,975	11,845	36,316	32,929
Services rendered	135	125	1,049	789
Financial services	-	-	701	691
Sales returns and cancellations	(212)	(191)	(999)	(984)
	11,898	11,779	37,067	33,425
Taxes	(913)	(926)	(3,740)	(3,283)
		-		-
Net sales	10,985	10,853	33,327	30,142

28.    Expenses by nature

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
			Restated	Restated

Cost of inventories	(7,511)	(7,524)	(23,639)	(21,309)
Personnel expenses	(1,396)	(1,294)	(3,628)	(3,386)
Outsourced services	(154)	(201)	(1,332)	(1,056)
Functional expenses	(679)	(547)	(1,464)	(1,195)
Selling expenses	(326)	(331)	(1,334)	(1,002)
Other expenses	(138)	(63)	(276)	(184)
	(10,204)	(9,960)	(31,673)	(28,132)

Cost of goods and/or services sold	(8,027)	(7,955)	(25,324)	(22,558)
Selling expenses	(1,943)	(1,748)	(5,491)	(4,903)
General and administrative expenses	(234)	(257)	(858)	(671)
	(10,204)	(9,960)	(31,673)	(28,132)

29.    Other operating income (expenses), net

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014

Indemnified amounts (*)	(43)	(15)	(45)	(15)
Integration/restructuring expenses (**)	(48)	(46)	(157)	(56)
Loss on disposal of fixed assets	(14)	(10)	(38)	(24)
Reversal of provision (***)	15	-	116	-
Others	(4)	(1)	(29)	3
	(94)	(72)	(153)	(92)

(*) In 2014, expenses incurred related to contingencies amounts referring to prior periods of the association with CB;

(**) Several changes were implemented to suit the Company’s expenses structure, covering all operating and administrative areas, in order to mitigate the effects on inflation of fixed costs and  the  decrease on expenses dilution.

(***) Refers to reversal of provision for risks of Bartira contingencies, as per note 23.3 and reversal of other expired contingencies in the halfyear.

30.    Financial income (expenses), net

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
			Restated
Financial expenses:
Cost of debt	(334)	(258)	(587)	(475)
Cost of sales of receivables	(31)	(50)	(319)	(365)
Monetary loss	(68)	(35)	(129)	(118)
Other financial expenses	(51)	(39)	(114)	(75)
Total financial expenses	(484)	(382)	(1,149)	(1,033)

Financial income:
Income from cash and cash equivalents	56	50	209	200
Monetary gain	76	52	228	121
Other financial income	-	2	13	12
Total financial income	132	104	450	333

Total	(352)	(278)	(699)	(700)

The hedge effects in the six-month periods ended June 30, 2015 and June 30, 2014 are disclosed in Note 19.1.2(iii).

31.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2014, in note 31.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	6.30.2015			6.30.2014
	Preferred	Common	Total	Preferred	Common	Total
	Restated			Restated
Basic numerator
Net income allocated to common and preferred shareholders	167	91	258	271	149	420
	167	91	258	271	149	420

Basic denominator (thousands of shares)
Weighted average of shares	165	100	265	165	100	265

Basic earnings per thousands of shares (R$)	1.00589	0.91444		1.63956	1.49051

Diluted numerator
Net income allocated to common and preferred shareholders	167	91	258	271	149	420
	167	91	258	271	149	420

Diluted denominator
Weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted earnings per thousands of shares (R$)	1.00379	0.91444		1.63594	1.48948

32.    Benefit plan

32.1.Pension plan – Cdiscount employees - France

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	2.20%
Expected rate of future salary increase	3.00%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2015
At December 31, 2014	7
Cost for the period	1
Gain or loss	2
Exchange rate variation	1
At June 30, 2015	11

32.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the six-month period ended June 30, 2015 is R$2 (R$2 as at June 30, 2014), and employees contribution is R$2(R$3 as at June 30, 2014). The plan had 872 participants as at June 30, 2015 (945 as at June 30, 2014).

33.    Insurance coverage

The insurance coverage as at June 30, 2015 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	8,603	22,142
Profit	Loss of profits	4,507	8,636
Cars and others (*)	Damages	409	494

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$357.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information

The information on segments was presented in the annual financial statements for 2014, in note 34.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at June 30 is included in the table below:

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce(**)		Total		Eliminations(*)		Total(**)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	13,113	12,893	4,756	3,778	9,712	10,974	5,781	2,523	33,362	30,168	(35)	(26)	33,327	30,142
Gross profit	3,627	3,516	651	513	3,186	3,410	539	151	8,003	7,590	-	(6)	8,003	7,584
Depreciation and amortization	(288)	(271)	(46)	(37)	(87)	(68)	(48)	(7)	(469)	(383)	-	-	(469)	(383)
Share of profit of subsidiaries and associates	45	35	-	-	17	14	-	-	62	49	-	-	62	49
Operating income	528	679	102	81	707	908	(243)	(84)	1,094	1,584	-	-	1,094	1,584
Finance costs	(510)	(422)	(48)	(34)	(453)	(496)	(155)	(108)	(1,166)	(1,060)	17	27	(1,149)	(1,033)
Finance income	209	173	8	9	178	170	72	8	467	360	(17)	(27)	450	333
Profit(loss) before income tax and social contribution	226	430	62	56	431	582	(324)	(184)	395	884	-	-	395	884
Income tax and social contribution	(46)	(112)	(21)	(19)	(141)	(199)	51	20	(157)	(310)	-	-	(157)	(310)
Net income for the period	179	317	40	37	290	383	(271)	(163)	238	574	-	-	238	574

Current assets	5,485	8,062	1,557	1,709	8,464	10,366	3,869	3,980	19,375	24,117	-	(96)	19,375	24,021
Noncurrent assets	13,961	13,691	1,617	1,492	5,492	5,283	1,623	1,463	22,693	21,929	(603)	(605)	22,090	21,324
Current liabilities	5,459	8,026	1,352	1,832	7,660	9,716	5,444	5,106	19,915	24,680	(603)	(699)	19,312	23,981
Noncurrent liabilities	5,353	5,314	645	235	1,711	1,571	59	52	7,768	7,172	-	(2)	7,768	7,170
Shareholders' equity	8,634	8,413	1,177	1,134	4,585	4,362	(11)	285	14,385	14,194	-	-	14,385	14,194

 (*)   The eliminations consist of intercompany balances.

(**)   E-commerce balances were restated for 6.30.2014 and 6.30.2015

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce (**)		E-commerce		Total		Eliminations (*)		Total (**)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net operating revenue	13,113	12,893	4,756	3,778	9,712	10,974	3,166	2,523	2,615	-	33,362	30,168	(35)	(26)	33,327	30,142

Current assets	5,485	8,062	1,557	1,709	8,464	10,366	1,649	1,630	2,220	2,350	19,375	24,117	-	(96)	19,375	24,021
Noncurrent assets	13,961	13,691	1,617	1,492	5,492	5,283	880	808	743	655	22,693	21,929	(603)	(605)	22,090	21,324
Current liabilities	5,459	8,026	1,352	1,832	7,660	9,716	2,805	2,608	2,639	2,498	19,915	24,680	(603)	(699)	19,312	23,981
Noncurrent liabilities	5,353	5,314	645	235	1,711	1,571	19	17	40	35	7,768	7,172	-	(2)	7,768	7,170
Shareholders' equity	8,634	8,413	1,177	1,134	4,585	4,362	(295)	(187)	284	472	14,385	14,194	-	-	14,385	14,194

(*)    The eliminations consist of intercompany balances.

(**)   E-commerce balances were restated for 6.30.2014 and 6.30.2015

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	6.30.2015	6.30.2014
		Restated

Food	53.5%	55.3%
Nonfood	46.5%	44.7%
Total sales	100.0%	100.0%

As at June 30, 2015, capital expenditures were as follows:

	6.30.2015	6.30.2014

Food	663	405
Nonfood	323	171
Total capital expenditures	986	576

35.  Events after the reporting period

35.1  Anticipated dividends

The Board of Directors’ meeting held at July 28, 2015 approved the payment of anticipated dividends in the total amount of R$38, of which R$0.15 per preferred share and R$0.136365 per common share.

The dividends will be paid at August 8, 2015. All the shares shall be entitled to dividends on July 28, 2015 base date. As of July 29, 2015, the shares shall be negotiated “ex-rights” to the dividends payment date.

35.2   Incorporação de subsidiárias

a)   Sé

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of subsidiary Sé Supermercados Ltda (“Sé”) by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits.

Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of profit or loss.

35.  Events after the reporting period - continued

b)    Nova Holding

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of Nova Holding subsidiary by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits and optimizing corporate group’s structure.

Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of profit or loss.

c)     Corporate restructuring

On April 27, 2016, was approved in Ordinary and Extraordinary Shareholders´ Meeting of CBD, the part of incorporation of the net assets of Sendas Distribuidora. The steps of this reorganization were preceded by the following corporate actions: (i) redemption Barcelona subsidiary shares held by subsidiary Novasoc; (ii) incorporation of the same date in Sendas Distribuidora of completeness net assets of the Barcelona subsidiary, which was consequently terminated; and (iii) spin-off of part of Sendas Distribuidora collection, also of the same date and same entity. This merge will result in substantial administrative, economic and financial benefits and optimizing corporate group’s structure and will be concluded considering the balances on April 30, 2016. As a result of this reorganization, there was no effect on the consolidated interim financial statements of the Company.

35.3  Arbitration Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.

The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Securities Registration Office (“SRE”) of the Brazilian Securities Commission (“CVM”) ordered the Company to “pay the additional value equivalent to 80% of the value effectively paid to Morzan(…) to the other shareholders of Globex Utilidades S.A. who adhered to the Share Purchase Agreement which culminated in the sale of the Company’s control or chose, in the context of its MTO, the mixed payment option, as defined” in the notice of the mandatory tender offer launched by the Company on January 4, 2010. On a preliminary analysis, the Notice’s order would imply the obligation to carry out a payment of approximately R$ 150. The Company in conjunction with its consultants analyzed the terms of the Notice and is convinced that the Arbitral Award does not have the effects attributed by SRE, and for this reason it will submit an appeal to CVM’s Board of Commissioners, with request of suspensive effect, with view to alter the order set forth in the Notice.

35.4  Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice number 18/2016-CVM/SEP/GEA-5 showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013. Due to the disclosed effects in its financial statementes the Company received the notice number 19/2016-CVM /SEP/GEA-5.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

35.  Events after the reporting period - continued

CVM notified its understanding which is different from the applied by Via Varejo in financial statements of that year, in relation to (a) revaluation of participation previously held in the sale of interest of Nova Pontocom to the Company (This tansaction has no effect in the consolidated financial statements); and (b) accounting treatment of the control acquisition of Movéis Bartira, by the acquisition of additional 75% interest.

Via Varejo presented an appeal to CVM collegiate requesting suspensive effect in the terms of Deliberation 463, however decided for a restatement of item (i) from CVM notice in its subsidiary Via Varejo, which has no effects in the Company’s consolidated financial statements or interim financial information.  Via Varejo and the Company awaits for a collegiate decision about the presented arguments for the item (ii), related to effects in acquisition of Indústria de Móveis Bartira.

Until this date, there are no effects recorded in the financial statements neither in the interim financial information of the Company or its Subsidiaries related to the requested by CVM notice about acquisition of Bartira.

35.5  Promissory note emission

The Board of Directors’ meeting held on December 17, approved the 1st issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 10 promissory notes, amounting R$50 each unit.

The Board of Directors’ meeting held on July 14, approved the 2nd issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 200 promissory notes, amounting R$2.5 each unit. The resources are used to strengthen Company’s working capital.

35.6  Association Via Varejo and Cnova Brazil

On May 12th, 2016, the subsidiary Via Varejo signed a non-binding memo of understanding (“MoU”) with its subsidiary Cnova N.V., over the corporate reorganization involving Cnova Brasil and Via Varejo itself. The Board of directors of Via Varejo established a Special committee, composed of three members of the Board of directors, to overview the process and determine the terms and conditions of the proposal.

At the Shareholders´ Meeting held on September 12, 2016, Via Varejo’s non-controlling shareholders, holders of preferred and common shares, approved the reorganization proposal for the integration of the businesses of electronic commerce operated by Cnova Brasil into Via Varejo´s business, as recommended by the Special committee of Via Varejo´s board of directors.

After the approval by the parties, Cnova Brasil shall incorporate VV Dutchco. To eliminate the reciprocal interest resulting from the exchange of shares between Cnova Brasil and Cnova NV., Cnova Brasil will receive part of the its shares held by Cnova NV, through the return of capital. The remaining shares will be purchased by Cnova Brasil, resulting in Cnova Brasil to be whole subsidiary of Via Varejo. According to the loan terms and conditions between Cnova Brasil and Cnova NV (valued at approximately R$160 million at the end of September 2016), such event will result in prepayment obligation of such loans, which should be paid to Cnova N.V. by Via Varejo.The reorganization was approved by the boards of CBD, Casino, Via Varejo and Cnova N.V and is awaiting legal procedures. With the conclusion of the transaction Cnova Brasil will be a whole subsidiary of Via Varejo, which will no longer have interest in Cnova N.V. Consequently, GPA will also no longer have majority voting on Cnova N.V., and will no longer consolidate subsidiaries which represents the e-commerce segment abroad.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

35.  Events after the reporting period - continued

35.7  Class action Cnova

The subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to the subject matter of the internal review, concluded on July 22, 2016, conducted by the Company and its subsidiary Cnova and its advisors, as per note 1.1. As a result, Cnova may incur expenses, including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters. The Company and its subsidiary Cnova are still unable, at this time, to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of facts or the findings of the internal review conducted by GPA, its subsidiary Cnova and their consultants hired by Cnova’s Board of Directors.

35.8  Debentures issuance

The Board of Directors’ meeting held on October 5,2016 approved the 13th issuance of simple debentures, non convertible into shares, unsecured, in a sole series, in the total amount of R$ 750, which may be increased up to R$ 1,012 yelding 97.5% of CDI , with maturity date in 3 years. These debentures shall be subject to private placement to Ares Serviços Imobiliários Ltda, which will transfer the rights to Ápice securitizadora S.A, who intends to acquire the debentures related to the Agribusiness Credit Rights to then back up the Agribusiness Receivables Certificate (CRA), which will be subject to public placement. The proceeds arising from the Debentures shall be exclusively used to purchase agricultural products, such as fruits, vegetables, dairy products, poultry and other animal proteins in natura directly from rural producers and/or rural cooperatives.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2015 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.62%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.77%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
COFIDOL SAS *	-	0.00%	8,907,123	5.37%	8,907,123	3.35%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,861,909	93.90%	155,922,530	58.69%
TOTAL	99,679,851	100.00%	165,982,314	100.00%	265,662,165	100.00%
(*) Foreign Company

COMPANY’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR*	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC*	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT*	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA			Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	85.62%	3,585,804,572	85.62%
GEANT INTERNATIONAL B.V.*	602,288,697	14.38%	602,288,697	14.38%
SPICE INVESTMENT 2000 S.A	1	0.00%	1	0.00%
TOTAL	4,188,093,270	100.00%	4,188,093,270	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 6/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,693	100.00%	3,633,544,693	100.00%
SPICE INVESTMENT 2000 S/A	1	0.00%	1	0.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SPICE INVESTMENT 2000 S/A			Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	998	99.70%	998	99.70%
Board of Directors	3	0.30%	3	0.30%
TOTAL	1,001	100.00%	1,001	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2015
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.96%	109,507,049	41.22%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	27,296	0.02%	27,296	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,834,610	93.89%	155,895,231	58.68%

Total	99,679,851	100.00%	165,982,314	100.00%	265,662,165	100.00%

Outstanding Shares	60,621	0.06%	155,834,610	93.89%	155,895,231	58.68%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,818	5.98%	109,507,048	41.30%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	124,256	0.08%	124,256	0.05%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,213,277	93.81%	155,273,898	58.56%

Total	99,679,851	100.00%	165,457,940	100.00%	265,137,791	100.00%

Outstanding Shares	60,621	0.06%	155,213,277	93.81%	155,273,898	58.56%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 8, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.